                                                     As filed with the Securities and Exchange Commission on November 7, 2011
            Registration No. 333-[●]

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CARBON SCIENCES, INC.
(Exact name of registrant as specified in its charter)

Nevada	1481	20-5451302
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5511C Ekwill Street,
Santa Barbara, CA 93111
(805) 456-7000
 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Byron Elton
Chief Executive Officer
Carbon Sciences, Inc.
5511C Ekwill Street,
Santa Barbara, CA 93111
(805) 456-7000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gregory Sichenzia, Esq. Marcelle S. Balcombe, Esq. Sichenzia Ross Friedman Ference LLP 61 Broadway, 32nd Floor New York, New York 10006 (212) 930-9700	Brad L. Shiffman, Esq. Christin R. Cerullo, Esq. Blank Rome LLP 405 Lexington Avenue New York, NY 10174 (212) 885-5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐(Do not check if a smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)		Amount of Registration Fee (2)
Common Stock, $0.0001 par value per share (2)(3)	$		$
Representative’s Common Stock Purchase Warrant				(4)
Shares of Common Stock underlying Representative’s Common Stock Purchase Warrant (2)	$		$
Total Registration Fee		$25,000,000		$2,899.38
(1)      Estimated solely for the purpose of calculating the amount of registration fee pursuant to Rule 457(o) under the Securities Act.
(2)      Pursuant to Rule 416, the securities being registered hereunder include such indeterminate number of additional shares of common stock as may be issued after the date hereof as a result of stock splits, stock dividends or similar transactions.
(3)     Includes shares the underwriters have the option to purchase to cover over-allotments, if any.
(4)      No registration fee required pursuant to Rule 457(g) under the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This preliminary prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION,	DATED NOVEMBER ____, 2011

____Shares

Common Stock

We are selling              shares of our common stock.

Our common stock is quoted on the OTC Bulletin Board under the symbol “CABN.OB”. We intend to apply for listing of our common stock on The NASDAQ Capital Market under the symbol “CABN”.  No assurance can be given that our application will be approved. On November 4, 2011, the last reported sale price for our common stock on the OTC Bulletin Board was $2.70 per share.

Investing in the offered securities involves a high degree of risk. See “Risk Factors” beginning on page 7 of this prospectus for a discussion of information that you should consider before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting” for a description of compensation payable to the underwriter.

We have granted a 45-day option to Aegis Capital Corp, the underwriter, to purchase from us up to an additional 15% of the total number of shares to be offered by us in this offering solely to cover over-allotments, if any.

The underwriter expects to deliver the shares to purchasers on or about        , 2011.

Aegis Capital Corp

Prospectus dated                    , 2011

CARBON SCIENCES, INC.
TABLE OF CONTENTS

No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offer contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by us.

Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in our affairs since the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities other than those specifically offered hereby or of any securities offered hereby in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. The information contained in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies.

This prospectus has been prepared based on information provided by us and by other sources that we believe are reliable. This prospectus summarizes certain documents and other information in a manner we believe to be accurate, but we refer you to the actual documents, if any, for a more complete understanding of what we discuss in this prospectus. In making a decision to invest in the common stock, you must rely on your own examination of us and the terms of the offering and securities offered in this prospectus, including the merits and risks involved.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our securities, you should carefully read this entire prospectus, including our financial statements and the related notes and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in each case included elsewhere in this prospectus.

Unless otherwise stated or the context requires otherwise, references in this prospectus to “Carbon Sciences”, the “Company”, “we”, “us”, or “our” refer to Carbon Sciences, Inc.
Our Company

We are a developmental stage company engaged in the development of patented catalyst technology for the commercial /industrial production of synthesis gas (syngas) from natural gas methane (CH4), and carbon dioxide (CO2). We believe the syngas produced by the technology we are developing will be able to be used as a feedstock in the commercial production of gasoline and other liquid transportation fuels.

Our goal is to help reduce the world’s dependence on petroleum by developing technology to enable the cost effective use of natural gas as a feedstock to produce clean and green liquid fuels for use in existing transportation infrastructure.

We believe that natural gas is the world’s next primary source of fuel. While found in abundant supply at affordable prices in the U.S. and throughout the world, natural gas cannot be used directly in cars, trucks, trains and planes without a massive overhaul of the existing liquid fuels infrastructure. We intend to address this problem by developing an industrial clean-tech process to enable the transformation of natural gas into liquid transportation fuels such as gasoline, diesel and jet fuel. The key to our technology is a patented catalyst that reacts carbon dioxide (CO2) with natural gas methane (CH4), to produce a synthesis gas mixture of hydrogen and carbon monoxide (CO + H2), often referred to as syngas. This syngas can be fed into existing industrial scale gas-to-liquids (GTL) processes to produce liquid fuels.

A typical GTL plant consists of three core components:  (A) syngas generation, which converts natural gas into syngas, (B) Fischer-Tropsch processing which converts syngas into hydrocarbons, and  (C) liquid fuels upgrading, which converts hydrocarbons to liquid fuels such as gasoline, diesel, and jet fuel.  It is generally known in the industry that the syngas generation part of a large scale GTL plant is the most expensive part of the core components.  SRI International, a nonprofit R&D institute, estimates that the syngas section of a Royal Dutch Shell GTL plant accounts for 68% of the core costs.  Bechtel Corporation, an engineering, construction and project management company, estimates the syngas section to be 66% of the core costs.  Current syngas technology requires oxygen, which requires a separate oxygen generation plant.  Our syngas technology does not use oxygen.  We use carbon dioxide, a readily available and minimal value product, as a feedstock.  Therefore, we believe that our syngas technology will cost less than current syngas technology, which will result in a lower cost liquid fuel.

We have an exclusive worldwide license from the University of Saskatchewan in Canada, or UOS, to a patented dry reforming catalyst for the production of syngas.  This catalyst is currently in a powdered form not yet suitable for industrial use. Our plan is to develop additional proprietary technology to enable the commercial use of this catalyst, such as developing a pelletized form of the catalyst that meets industrial performance requirements.  We are currently engaged in discussions with catalyst manufacturers regarding potential partnership arrangements for developing this commercial catalyst. However, to date, we have not entered in any arrangements or agreements for the development of a commercial catalyst.

To date, our efforts have been concentrated on the design, development and engineering of our initial technology. We have not yet generated revenues. We currently have negative working capital and, in connection with our December 31, 2010 financial statements, we received an opinion from our auditors that expressed substantial doubt about our ability to continue as a going concern without additional financing. Subsequent to December 31, 2010, we obtained $1,482,000 in private placements. We believe that the financings received by us after December 31, 2010 and the net proceeds of this offering will fully address such concern and enable us to complete development of our catalyst and commercially deploy our technology, and implement our business plan through 2015, when we anticipate  revenues will support our operations. If additional funds are required because our plans, expectations or assumptions change, we may also seek funding through additional equity or debt financing. There can be no assurance that such financing will be available or upon such terms that are acceptable to us, if at all.

Our Market Opportunities and Business Plan

In the International Energy Outlook 2010 report, the U.S. Energy Information Administration or EIA predicted that worldwide energy consumption will increase by 49% from 2007 to 2035. This increase translates to a requirement of over 110 million barrels of liquids and other petroleum per day in 2035, up from 86 million barrels per day in 2007. The EIA reports that the biggest use of liquid fuel, making up nearly 80% of the increase, is in the production of liquid fuels for the transportation sector.

The 2010 World Energy Outlook report published by the International Energy Agency’s or IEA, stated that 2006 was the year that the world’s conventional oil production reached its peak of 70 million barrels per day.

In another report, World Energy Outlook 2011, the IEA postulated that the world is entering a “Golden Age of Gas”.  Management believes that while the supply of world crude oil is declining, the global natural gas resource base is vast and widely dispersed geographically and nearly untapped. The IEA estimates that conventional recoverable gas resources are equivalent to more than 120 years of current global consumption, while total recoverable resources could sustain today’s production for over 250 years.

We believe that we can apply our technology to natural gas resources to enable the production of non-petroleum liquid fuels to meet the world’s growing demand for use in cars, trucks, planes and ships.  Additionally, because our technology consumes CO2, we believe we can help reduce the amount of CO2 emissions being released into the atmosphere, which we believe is harmful to the environment and may be the cause of climate change.

Our business model is to develop and license technologies related to our catalyst such as, but not limited to, methods of manufacturing, integration into existing syngas processes and new process designs. We do not intend to manufacture or sell catalysts, syngas or any final products in the marketplace. We will seek to license our intellectual property portfolio to catalyst manufacturers, as well as to energy, chemical and engineering firms throughout the world for the purposes of syngas and fuel production.

We expect that our marketing strategy will include media and analyst communications, blogs and selected trade show attendance. We intend to utilize appropriate opportunities to place our brand in general and industry specific publications, using press releases, white papers and authored articles and internet publications.

Our Syngas Technology

Our syngas technology is a dry reforming catalyst and process technology that can serve as the frontend of an end-to-end gas-to-liquids (GTL) system. To our knowledge, there is currently no commercially viable dry reforming syngas front-end process for GTL systems. We believe that with the help of a robust catalyst such as ours, a cost effective commercial grade dry reforming front-end can be implemented, and will result in lower capital and operating costs when compared to other reforming processes.

The key to our technology is a patented catalyst that reacts carbon dioxide (CO2) with natural gas methane to produce a synthesis gas mixture of hydrogen and carbon monoxide (CO + H2), often referred to as syngas.  This syngas can be fed into existing industrial scale gas-to-liquids (GTL) processes to produce liquid fuels.

Competitive Advantage

We believe our competitive advantage over other natural gas to syngas technologies such as steam reforming, partial oxidation and autothermal reforming, is that our CO2 + CH4 process, also known as dry reforming, requires a smaller processing plant and consumes CO2 in the process, which we believe will result in a system that has lower capital and operating costs compared to existing reforming processes. As part of our business plan, we intend to demonstrate and prove this by developing a detailed computer simulation model, using computer-aided process engineering tools. Based on laboratory testing results and validated in commercial testing facilities, we believe that we have a robust dry reforming catalyst to enable cost effective syngas production.

Risks Associated with Our Business

Our business is subject to numerous risks. Before you invest in our Common Stock, you should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk factors” beginning on page 7 of this prospectus. These risks include, among others, that:

·	We are in the early stages of development and have limited operating history which you can base an investment decision.

·	If we are unable to effectively manage the transition from a development stage company to an operating company, our financial results will be negatively affected.

·	Sufficient customer acceptance for our technology may never develop or may take longer to develop than we anticipate, and as a result, our revenues and profits, if any, may be insufficient to fund our operations.

·	The ability of our catalyst technology to be utilized on a commercially sustainable basis is unproven, and until we can develop and prove our technology, we likely will not be able to generate or sustain sufficient revenues to continue operating our business.

·	We likely will not be able to generate significant revenues until we can successfully validate the performance of our technology with customers.

·	The current credit and financial market conditions may exacerbate certain risks affecting our business.

·	We may not be able to generate revenues from licensing our technology.

·	We do not maintain theft or casualty insurance, and only maintain modest liability and property insurance coverage and therefore we could incur losses as a result of an uninsured loss.

·	If we lose key employees and consultants or are unable to attract or retain qualified personnel, our business could suffer.

·	The strategic relationships upon which we may rely are subject to change.

·	Failure to obtain the patents for our applications could prevent us from securing royalty payments in the future, if appropriate

·	We may never fully realize the value of our technology license agreement, which presently is the principal asset reflected on our balance sheet.

·	If we do not obtain protection for our intellectual property rights, our competitors may be able to take advantage of our research and development efforts to develop competing technology.

·	Intellectual property disputes could require us to spend time and money to address such disputes and could limit our intellectual property rights.

·	If we infringe the rights of third parties we could be prevented from licensing our technologies and forced to pay damages, and defend against litigation.

·	Our technology may become ineffective or obsolete.

·	Competition resulting from advances in alternative fuels may reduce the demand for our technology.

·	If we breach or default under our license agreement with the UOS, the licensor will have the right to terminate the license agreement, which termination may materially harm our business.

·	Our current and potential competitors, some of whom have greater resources than we do, may develop products and technologies that may cause demand for, and the prices of, our products to decline.

Corporate Information

We were incorporated in the State of Nevada on August 25, 2006, as Zingerang, Inc. Our name was changed to Carbon Sciences, Inc. on April 9, 2007. Our principal executive offices are located at 5511C Ekwill Street, Santa Barbara, California 93111, and our telephone number is (805) 456-7000. Our website address is www.carbonsciences.com. The information on our website is not part of this prospectus.  We have included our website address as a factual reference and do not intend it to be an active link to our website.

The Offering
Securities offered by us	Up to [●] shares of common stock (up to [●] shares if the underwriter exercises its over-allotment option in full).

Common Stock to be outstanding after this offering	[●] shares.

Use of Proceeds
We expect to use the net proceeds received from this offering for engineering and product development, sales and marketing and working capital and general corporate purposes.  For a more complete description of our anticipated use of proceeds from this offering, see “Use of Proceeds.”

Risk Factors
See “Risk Factors” beginning on page 9 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding whether to purchase our securities.

OTC Bulletin Board symbol for our Common StocK	CABN.OB

Proposed NASDAQ Capital Market listing symbol for our common stock	We intend to apply for listing of our common stock on The NASDAQ Capital Market under the symbol “CABN”. No assurance can be given that our application will be approved.

Representative’s Common Stock Purchase Warrant
In connection with this offering, we have also agreed to sell to the underwriter a warrant for $100 to purchase up to 5% of the shares of common stock sold in this offering (excluding any over-allotment shares). If the warrant is exercised, each share may be purchased by the underwriter at $[●] per share (125% of the price of the shares sold in the offering.)

General Information About This Prospectus

Unless otherwise noted, throughout this prospectus the number of shares of our common stock to be outstanding following this offering is based on 9,594,567 shares of our common stock outstanding as of October 31, 2011, reflects the 1-for-40 reverse stock split of our common stock effected on May 9, 2011 and excludes:

·	725,000 shares of common stock issuable upon the exercise of stock options outstanding as of November 4, 2011 at a weighted average exercise price of $3.38 per share;

·	[●] shares of common stock reserved for issuance upon exercise of the underwriter’s over-allotment option;

·	[●] shares of common stock underlying the underwriter’s warrant, and

·	2,000,000 shares of common stock reserved for future issuance under our 2011 Equity Incentive Plan.

Summary Historical Financial Information

The following table summarizes our financial data.  We have derived the following summary of our statements of operations data for the six months ended June 30, 2011 and 2010 and balance sheet data as of June 30, 2011 from our unaudited financial statements appearing elsewhere in this prospectus. We have derived the following summary of our statements of operations data for the fiscal years ended December 31, 2010 and 2009 and balance sheet data as of December 31, 2010 and 2009 from our audited financial statements appearing elsewhere in this prospectus.  The following summary of our financial data set forth below should be read together with our financial statements and the related notes to those statements, as well as the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this prospectus.

	Six Months ended June 30,		Year ended December 31,
	2011	2010	2010	2009
Statement of Operations Data:
Revenues………………………………………………………	$-	$-	$-	$-

Operating Expenses:
General and administrative expenses…	485,423	1,623,894	2,098,449	1,013,007
Research and development expenses………….	200,045	77,604	192,511	137,383
Depreciation expense………………………….	8,643	8,589	15,579	22,716

Loss from Operations…………………………………………	(694,111)	(1,710,087)	(2,306,539)	(1,173,106)
Other Income (Expense):	(523)	4,609	3,956	(7,452)

Net Loss……………………………………………………….	$(694,934)	$(1,705,478)	$(2,302,583)	$(1,180,558)

Basic and diluted loss per share ……………………	$(0.13)	$(0.38)	$(0.01)	$(0.01)

Weighted average common shares outstanding- basic and diluted…………………….......................................................	5,454,484	4,482,885	187,329,773	156,509,428

			As of December 31
		As of June 30, 2011	2010	2009
Balance Sheet Data:
Cash and cash equivalents		$165,886	$38,422	$270,562
Total assets		297,482	158,818	387,293
Total current liabilities		76,804	56,350	38,242
Total stockholders’ equity		220,678	102,468	349,051

RISK FACTORS
Risks Related to Our Business

We are in the early stages of development and have limited operating history which you can base an investment decision.

We were formed in August 2006 and are currently developing a new technology that is still being developed for commercial use. We have generated no revenues, have no real operating history upon which you can evaluate our business strategy or future prospects, and have negative working capital. As a result, our auditor issued an opinion in connection with our December 31, 2010 financial statements, which expressed substantial doubt about our ability to continue as a going concern unless we obtain additional financing. While this offering addresses such concern and is expected to see us through until we begin to generate revenues, our ability to generate such revenues will depend on whether we can successfully develop, commercialize and license our technology and make the transition from a development stage company to an operating company.  We expect to continue to incur losses until approximately 2015 when we estimate we may begin to generate revenues. In making your evaluation of our prospects, you should consider that we are a start-up business focused on a new technology, are designing solutions that have no proven market acceptance, and operate in a rapidly evolving industry. As a result, we may encounter many expenses, delays, problems and difficulties that we have not anticipated and for which we have not planned. There can be no assurance that at this time we will successfully commercialize our technology, operate profitably or that we will have adequate working capital to fund our operations or  meet our obligations as they become due.

Our proposed operations are subject to all of the risks inherent in the initial expenses, challenges, complications and delays frequently encountered in connection with the formation of any new business. Investors should evaluate an investment in our company in light of the problems and uncertainties frequently encountered by companies attempting to develop markets for new products, services and technologies. Despite best efforts, we may never overcome these obstacles to achieve financial success. Our business is speculative and dependent upon the implementation of our business plan, as well as our ability to successfully complete  the development of our technology or enter into licensing agreements with third parties on terms that will be commercially viable for us. There can be no assurance that our efforts will be successful or result in revenue or profit. There is no assurance that we will earn significant revenues or that our investors will not lose their entire investment.

If we are unable to effectively manage the transition from a development stage company to an operating company, our financial results will be negatively affected.

For the period from our inception, August 25, 2006, through June 30, 2011, we incurred an aggregate net loss, and had an accumulated deficit, of $6,511,816. For the years ended December 31, 2010 and 2009, we incurred net losses of  $2,302,583 and $1,180,558, respectively, and $363,367 and $694,634  in net losses for the three and six months ended June 30, 2011, respectively. Our losses are expected to continue to increase for at least the next 48  months as we commence full scale development of our technology.  We believe we will require at least the net proceeds of this offering to make this transition and do not expect to transition from a development stage company to an operating company until 2015.  As we do make such transition, we expect our business to grow significantly in size and complexity. This growth is expected to place significant additional demands on our management, systems, internal controls and financial and operational resources. As a result, we will need to expend additional funds to hire additional qualified personnel, retain professionals to assist in developing appropriate control systems and expand our operating infrastructures. Our inability to secure additional resources, as and when needed, or manage our growth effectively, if and when it occurs, would significantly hinder our transition to an operating company, as well as diminish our prospects of generating revenues and, ultimately, achieving profitability.

Sufficient customer acceptance for our technology may never develop or may take longer to develop than we anticipate, and as a result, our revenues and profits, if any, may be insufficient to fund our operations.

Sufficient markets may never develop for our technology, may develop more slowly than we anticipate or may develop with economics that are not favorable for us. The development of sufficient markets for our technology at favorable pricing may be affected by cost competitiveness of our technology, customer reluctance to try new technology and emergence of more competitive technologies. Because out technology has not yet been used to manufacture syngas or liquid fuels, potential customers may be skeptical about product stability, supply availability, quality control and our financial viability, which may prevent them from purchasing our technology or entering into long-term licensing agreements with us. We cannot estimate or predict whether a market for our technology will develop, whether sufficient demand for our technology will materialize at favorable prices, or whether satisfactory profit margins will be achieved. If such pricing levels are not achieved or sustained, or if our technologies and business approach to our markets do not achieve or sustain broad acceptance, our business, operating results and financial condition will be materially and adversely impacted.

The ability of our catalyst technology to be utilized on a commercially sustainable basis is unproven, and until we can develop and prove our technology, we likely will not be able to generate or sustain sufficient revenues to continue operating our business.

While producing syngas is not a new technology, our dry reforming catalyst is not currently suitable for commercial use and has never been utilized on a commercially sustainable basis. The tests that we have conducted to date with respect to our technology have been performed in a limited scale environment, and the same or similar results may not be obtainable at competitive costs on a large-scale commercial basis. While industrial processes exist to convert syngas into liquid fuels, we have not conducted end-to-end tests on the ability of our technology to produce liquid gas.

We have never utilized our technology under the conditions or in the volumes that will be required for us to be profitable and cannot predict all of the difficulties that may arise. Our technology requires further research, development, regulatory approvals, environmental permits, design and testing prior to commercialization. Accordingly, our technology may not perform successfully on a commercial basis and may never generate any meaningful revenues or profits.

We likely will not be able to generate significant revenues until we can successfully validate the performance of our technology with customers.

To date, we have generated no revenues. Revenue generation could be impacted by any of the following:

•	delays in demonstrating the technological advantages or commercial viability of our proposed technology;
•	delays in developing our technology; and
•	inability to interest early adopter customers in our technology.

We may not be able to enter into agreements to license our technology at prices that will cover our costs. Potential customers may require lengthy or complex trials or long sampling periods before committing to license our  technology.

The current credit and financial market conditions may exacerbate certain risks affecting our business.

Due to the continued disruption in the financial markets arising from the global recession and the slow pace of economic recovery, many of our potential customers are unable to access capital necessary to accommodate the use of our technology.  Many are operating under austerity budgets that limit their ability to invest in infrastructure necessary to use alternative fuels and that make it significantly more difficult to take risks with new fuel sources. As a result, we may experience increased difficulties in convincing customers to adopt our technology as a viable alternative at this time.

We may not be able to generate revenues from licensing our technology.

Our business plan includes, as our main revenue stream, the collection of royalties through licensing our technology intellectual property portfolio that we currently have and will build in the course of our business.  Companies to which we grant licenses may not be able to produce, market and sell enough products to pay us royalty fees or they may default on the payment of royalties. We may not be able to achieve profitable operations from collecting royalties from the licensing of our proprietary technology.

We do not maintain theft or casualty insurance, and only maintain modest liability and property insurance coverage and therefore we could incur losses as a result of an uninsured loss.

We cannot assure that we will not incur uninsured liabilities and losses as a result of the conduct of our business. Any such uninsured or insured loss or liability could have a material adverse effect on our results of operations.

If we lose key employees and consultants or are unable to attract or retain qualified personnel, our business could suffer.

Our success is highly dependent on our ability to attract and retain qualified scientific, engineering and management personnel. Competition for these qualified personnel is intense. We are highly dependent on our management, including Mr. Byron Elton, who has been critical to the development of our business. The loss of the services of Mr. Elton could have a material adverse effect on our operations. We do not have an employment agreement with Mr. Elton. Accordingly, there can be no assurance that he will remain associated with us. His efforts will be critical to us as we continue to develop our technology and as we attempt to transition from a development stage company to a company with commercialized products and services. If we were to lose Mr. Elton or any other key employees or consultants, we may experience difficulties in competing effectively, developing our technology and implementing our business strategies.

The strategic relationships upon which we may rely are subject to change.

Our ability to successfully test our technology and identify and enter into commercial arrangements with licensees will depend on developing and maintaining close working relationships with industry participants. These relationships will need to change and evolve over time, as we enter different phases of development. Our strategic relationships most often are not yet reflected in definitive agreements, or the agreements we have do not cover all aspects of the relationship. Our success in this area also will depend on our ability to select and evaluate new strategic relationships and to consummate transactions.  To test our technology, we will be dependent on strategic partners for the use or construction of demonstration systems. Our inability to identify suitable companies or enter into and maintain strategic relationships may affect our ability to commercialize our technology and impair our ability to grow. The terms of relationships with strategic partners may require us to incur expenses or undertake activities we would not otherwise be inclined to incur or undertake in order to maintain these relationships.

Failure to obtain the patents for our applications could prevent us from securing royalty payments in the future, if appropriate.

In addition to our license to the patented UOS catalyst, we intend to file new patent applications and build a global patent portfolio related to the methods of catalyst preparation, commercial form of the catalyst, application of the catalyst, process design and optimizations, in the normal course of our business. We cannot be certain that patents will be granted nor can we be certain that other companies will not file for patent protection for the similar technology before us. Even if we are granted patent protection for our technology, there is no assurance that we will be in a position to enforce our patent rights. Failure to be granted patent protection for our technology could result in greater competition or in limited royalty payments. This could result in inadequate revenue and cause us to cease operations.

We may never fully realize the value of our technology license agreement, which presently is the principal asset reflected on our balance sheet.

We may not be successful in realizing the expected benefits from our Exclusive License Agreement with the UOS.  We intend to incorporate the licensed technology in our development of a high performance catalyst for the dry reforming of methane with carbon dioxide for the production of synthesis gas. To date, we have incurred approximately $915,867 in research and development separate from our license payments, and we are continuing to incur additional research and development costs to commercialize the catalyst and optimize the process.

If we do not obtain protection for our intellectual property rights, our competitors may be able to take advantage of our research and development efforts to develop competing technology.

Our success, competitive position and future revenues will depend in part on our ability to obtain and maintain patent protection for our methods, processes and other technologies, to preserve our trade secrets, to prevent third parties from infringing on our proprietary rights and to operate without infringing the proprietary rights of third parties.

We have yet to complete an infringement analysis and, even if such an analysis were available at the current time, we could not be certain that no infringement exists, particularly as our products have not yet been fully developed. We may need to acquire additional licenses from third parties in order to avoid infringement claims, and any required licenses may not be available to us on acceptable terms, or at all. To the extent infringement claims are made, we could incur substantial costs in the resulting litigation, and the existence of this type of litigation could impede the development of our business.

We anticipate filing patent applications both in the U.S. and in other countries, as appropriate. However, the patent process is subject to numerous risks and uncertainties, and there can be no assurance that we will be successful in protecting our technology by obtaining and defending patents. These risks and uncertainties include but are not limited to the following:

•	Patents that may be issued or licensed may be challenged, invalidated, or circumvented, or otherwise may not provide any competitive advantage.
•
Our competitors, many of which have substantially greater resources than us and many of which have made significant investments in competing technologies, may seek, or may already have obtained, patents that will limit, interfere with, or eliminate our ability to make, use, and sell our potential products either in the United States or in international markets.

•
Countries other than the United States may have less restrictive patent laws than those upheld by United States courts, allowing foreign competitors the ability to exploit these laws to create, develop, and market competing products.

In addition to patents, we also intend to rely on trade secrets and proprietary know-how. Although we take measures to protect this information by entering into confidentiality and inventions agreements with our employees, scientific advisors, consultants, and collaborators, we cannot provide any assurances that these agreements will not be breached, that we will be able to protect ourselves from the harmful effects of disclosure if they are breached, or that our trade secrets will not otherwise become known or be independently discovered by competitors. If any of these events occurs, or we otherwise lose protection for our trade secrets or proprietary know-how, the value of this information may be greatly reduced.

Patent protection and other intellectual property protection are important to the success of our business and prospects, and there is a substantial risk that such protections will prove inadequate.

Intellectual property disputes could require us to spend time and money to address such disputes and could limit our intellectual property rights.

We may become subject to infringement claims or litigation arising out of patents and pending applications of competitors, or additional proceedings initiated by third parties or the United States Patent and Trademark Office, or PTO, to reexamine the patentability of our licensed patents. The defense and prosecution of intellectual property suits, PTO proceedings, and related legal and administrative proceedings are costly and time-consuming to pursue, and their outcome is uncertain. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets and know-how, or to determine the enforceability, scope, and validity of the proprietary rights of others. An adverse determination in litigation or PTO proceedings to which we may become a party could subject us to significant liabilities, require us to obtain licenses from third parties, restrict or prevent us from selling our technology in certain markets, or invalidate or render unenforceable our licensed or owned patents. Although patent and intellectual property disputes might be settled through licensing or similar arrangements, the costs associated with such arrangements may be substantial and could include our paying large fixed payments and ongoing royalties. Furthermore, the necessary licenses may not be available on satisfactory terms or at all.

If we infringe the rights of third parties we could be prevented from licensing our technologies and forced to pay damages, and defend against litigation.

If our methods, processes and other technologies infringe the proprietary rights of other parties, we could incur substantial costs and we may have to do one or more of the following:

•	obtain licenses, which may not be available on commercially reasonable terms, if at all;
•	redesign our processes to avoid infringement;
•	stop using the subject matter claimed in the patents held by others;
•	pay damages; or
•	defend litigation or administrative proceedings, which may be costly whether we win or lose, and which could result in a substantial diversion of our financial and management resources.

Any of these events could substantially harm our financial condition and operations.

Our technology may become ineffective or obsolete.

To be competitive in the industry, we may be required to continually enhance and update our technology. The costs of doing so may be substantial, and if we are unable to maintain the efficacy of our technology, our ability to compete may be impaired. In addition, interest in our technology may wane as alternative fuels and other energy sources gain market acceptance. If competitors develop, obtain or license technology that is superior to ours, we may lose our competitive edge which may have a material adverse effect on our business, financial condition, results of operations and prospects.

Competition resulting from advances in alternative fuels may reduce the demand for our technology.

Alternative fuels and other energy sources are continually under development.  A wide array of entities, including automotive, industrial and power generation manufacturers, the federal government, academic institutions and small private concerns are seeking to develop alternative clean-power systems.  These technologies include using fuel cells or clean-burning gaseous fuels that, like biodiesel, may address increasing worldwide energy costs, the long-term availability of petroleum reserves and environmental concerns.  Additionally, there is significant research and development being undertaken regarding the production of ethanol from cellulosic biomass, the production of methane from anaerobic digestors, and the production of electricity from wind and tidal energy systems, among other potential sources of renewable energy.  If these alternative fuels continue to expand and gain broad acceptance, there may not be sufficient interest in our technology.

 If we breach or default under our license agreement with the UOS, the licensor will have the right to terminate the license agreement, which termination may materially harm our business.

The success of our business will depend in part on the maintenance of our license agreement with UOS. Pursuant to the terms of the license agreement, we are required to pay UOS an additional $20,000 in cash per year until the expiration date of the last of the licensed patents. In addition, we are required to pay an aggregate of $100,000 if we hit certain commercialization milestones. The license agreement also provides that UOS may terminate the agreement if we file an assignment in bankruptcy or apply for reorganization or other similar proceedings. To the extent we default on any of the required payments or breach any other material provisions of the  license agreement, UOS could terminate the agreement and pursue any remedy available to it in law or in equity, in which event we would lose our rights to commercialize our technology covered by the license, which loss may materially harm our business.

Our current and potential competitors, some of whom have greater resources than we do, may develop products and technologies that may cause demand for, and the prices of, our products to decline.

While we are not aware of any direct competitors offering commercial dry reforming technology to produce liquid fuels from natural gas, our potential customers may choose to buy or build their own systems instead of licensing our technology. Furthermore, our competitors may combine with each other, and other companies may enter our markets by acquiring or entering into strategic relationships with our competitors. Current and potential competitors have established, or may establish, cooperative relationships among themselves or with third parties to increase the abilities of their products to address the needs of our prospective customers.

Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, product development and marketing resources, greater name recognition and larger customer bases than we do. Our present or future competitors may be able to develop technology comparable or superior to those we offer, adapt more quickly than we do to new technologies, evolving industry trends and standards or customer requirements, or devote greater resources to the development, promotion and sale of their technology than we do. Accordingly, we may not be able to compete effectively in our markets, competition may intensify and future competition may harm our business.

Risks Relating To This Offering

Our common stock is subject to volatility.

There can be no assurance that the market price for our common stock will remain at its current level and a decrease in the market price could result in substantial losses for investors. The market price of our common stock may be significantly affected by one or more of the following factors:

•	announcements or press releases relating to the industry or to our own business or prospects;
•	regulatory, legislative, or other developments affecting us or the industry generally;
•	sales by holders of restricted securities pursuant to effective registration statements or exemptions from registration; and
•	market conditions specific to biopharmaceutical companies, the healthcare industry and the stock market generally.

If our common stock remains subject to the SEC’s penny stock rules, broker-dealers may experience difficulty in completing customer transactions and trading activity in our securities may be adversely affected.

Unless our common stock is listed on a national securities exchange, including the Nasdaq Capital Market or we have stockholders’ equity of $5,000,000 or less and our common stock has a market price per share of less than $4.00, transactions in our common stock will be subject to the SEC’s “penny stock” rules. If our common stock remains subject to the “penny stock” rules promulgated under the Securities Exchange Act of 1934, broker-dealers may find it difficult to effectuate customer transactions and trading activity in our securities may be adversely affected.

In accordance with these rules, broker-dealers participating in transactions in low-priced securities must first deliver a risk disclosure document that describes the risks associated with such stocks, the broker-dealer's duties in selling the stock, the customer's rights and remedies and certain market and other information. Furthermore, the broker-dealer must make a suitability determination approving the customer for low-priced stock transactions based on the customer's financial situation, investment experience and objectives. Broker-dealers must also disclose these restrictions in writing to the customer, obtain specific written consent from the customer, and provide monthly account statements to the customer. The effect of these restrictions will probably decrease the willingness of broker-dealers to make a market in our common stock, decrease liquidity of our common stock and increase transaction costs for sales and purchases of our common stock as compared to other securities. Our management is aware of the abuses that have occurred historically in the penny stock market.

As a result, if our common stock becomes subject to the penny stock rules, the market price of our securities may be depressed, and you may find it more difficult to sell our securities.

If we fail to maintain effective internal controls over financial reporting, the price of our common stock may be adversely affected.

Our internal control over financial reporting may have weaknesses and conditions that could require correction or remediation, the disclosure of which may have an adverse impact on the price of our common stock.  We are required to establish and maintain appropriate internal controls over financial reporting.  Failure to establish those controls, or any failure of those controls once established, could adversely affect our public disclosures regarding our business, prospects, financial condition or results of operations.

Rules adopted by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 require an annual assessment of internal controls over financial reporting, and for certain issuers an attestation of this assessment by the issuer’s independent registered public accounting firm.  The standards that must be met for management to assess the internal controls over financial reporting as effective are evolving and complex, and require significant documentation, testing, and possible remediation to meet the detailed standards.  We expect to incur significant expenses and to devote resources to Section 404 compliance on an ongoing basis.  It is difficult for us to predict how long it will take or costly it will be to complete the assessment of the effectiveness of our internal control over financial reporting for each year and to remediate any deficiencies in our internal control over financial reporting. As a result, we may not be able to complete the assessment and remediation process on a timely basis.  In addition, management’s assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors.  Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting or disclosure of management’s assessment of our internal controls over financial reporting may have an adverse impact on the price of our common stock.

Our common stock could be further diluted as the result of the issuance of additional shares of common stock, convertible securities, warrants or options.

In the past, we have issued common stock and warrants in order to raise money. We have also issued options as compensation for services and incentive compensation for our employees and directors. We have shares of common stock reserved for issuance upon the exercise of certain of these securities and may increase the shares reserved for these purposes in the future. Our issuance of additional shares of common stock, convertible securities, options and warrants could affect the rights of our stockholders and could reduce the market price of our common stock.

We are authorized to issue "blank check" preferred stock without stockholder approval, which could adversely impact the rights of holders of our common stock.

Our Articles of Incorporation authorize our Company to issue up to 20,000,000 shares of blank check preferred stock.  Currently no preferred shares are issued; however, we can issue shares of our preferred stock in one or more series and can set the terms of the preferred stock without seeking any further approval from our common stockholders.  Any preferred stock that we issue may rank ahead of our common stock in terms of dividend priority or liquidation premiums and may have greater voting rights than our common stock.  In addition, such preferred stock may contain provisions allowing those shares to be converted into shares of common stock, which could dilute the value of common stock to current stockholders and could adversely affect the market price, if any, of our common stock.  In addition, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company.  Although we have no present intention to issue any shares of authorized preferred stock, there can be no assurance that we will not do so in the future.

Shares eligible for future sale may adversely affect the market.

From time to time, certain of our stockholders may be eligible to sell all or some of their shares of common stock by means of ordinary brokerage transactions in the open market pursuant to Rule 144 promulgated under the Securities Act, subject to certain limitations. In general, pursuant to amended Rule 144, non-affiliate stockholders may sell freely after six months subject only to the current public information requirement. Affiliates may sell after six months subject to the Rule 144 volume, manner of sale (for equity securities), current public information and notice requirements. Of the approximately 9,594,567 shares of our common stock outstanding as of October 31, 2011, approximately 2,152,983 shares are freely tradable without restriction, as of October 31, 2011. Any substantial sales of our common stock pursuant to Rule 144 may have a material adverse effect on the market price of our common stock.

We do not expect to pay dividends in the future and any return on investment may be limited to the value of our common stock.

We do not currently anticipate paying cash dividends in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting it at such time as the board of directors may consider relevant. Our current intention is to apply net earnings, if any, in the foreseeable future to increasing our capital base and development and marketing efforts. There can be no assurance that we will ever have sufficient earnings to declare and pay dividends to the holders of our common stock, and in any event, a decision to declare and pay dividends is at the sole discretion of the our Board of Directors. If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if its stock price appreciates.

Our management will have broad discretion over the use of the net proceeds from this offering and we may use the net proceeds in ways with which you disagree.

We currently intend to use the net proceeds from this offering for general corporate purposes and working capital. We have not allocated specific amounts of the net proceeds from this offering for any of the foregoing purposes. Accordingly, our management will have significant discretion and flexibility in applying the net proceeds of this offering. You will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that the net proceeds will be invested in a way that does not yield a favorable, or any, return for us or our stockholders. The failure of our management to use such funds effectively could have a material adverse effect on our business, prospects, financial condition, and results of operation.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

You will incur immediate and substantial dilution as a result of this offering. After giving effect to the sale by us of up to [●]  shares offered in this offering at an assumed public offering price of $[●] per share, and after deducting the underwriter’s discounts and commissions and estimated offering expenses payable by us, investors in this offering can expect an immediate dilution of $[●] per share, or  [●] %, at the assumed public offering price. In addition, in the past, we issued options and warrants to acquire shares of common stock. To the extent these options are ultimately exercised, you will sustain future dilution. We may also acquire or license other technologies or finance strategic alliances by issuing equity, which may result in additional dilution to our stockholders.

We are controlled by our  current officers, directors and principal stockholders.

Following this offering, our directors, executive officers and principal stockholders and their affiliates beneficially will own approximately [●] % of outstanding shares of common stock. Accordingly, our executive officers, directors, principal stockholders and certain of their affiliates will have the ability to control matters requiring shareholder approval, including the election of our Board of Directors and approval of significant corporate transactions, such as merger or other sale of our company or assets. Thus, actions might be taken even if other stockholders, including those who purchase shares in this offering, oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company, which could cause our stock price to decline.

FORWARD-LOOKING STATEMENTS

This prospectus, including the documents that we incorporate by reference, contains forward-looking statements.  Such forward-looking statements include those that express plans, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact. These forward-looking statements are based on our current expectations and projections about future events and they are subject to risks and uncertainties known and unknown that could cause actual results and developments to differ materially from those expressed or implied in such statements.

In some cases, you can identify forward-looking statements by terminology, such as  “expects,” “anticipates,” “intends,” “estimates,” “plans,” “believes,” “seeks,” “may,” “should”, “could” or the negative of such terms or other similar expressions.  Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them.  Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus.

You should read this prospectus and the documents that we reference herein and therein and have filed as exhibits to the registration statement, of which this prospectus is part, completely and with the understanding that our actual future results may be materially different from what we expect.  You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus or such prospectus supplement only.  Because the risk factors referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements.  Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.  New factors emerge from time to time, and it is not possible for us to predict which factors will arise.  In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.  We qualify all of the information presented in this prospectus and any accompanying prospectus supplement, and particularly our forward-looking statements, by these cautionary statements.

MARKET AND INDUSTRY DATA

This prospectus includes data and forecasts that we have prepared based, in part, upon information obtained from industry publications. Third-party industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. We have used data and other information in this document that was published by the EIA and IEA. Forecasts in particular are subject to a high risk of inaccuracy, especially forecasts projected over long periods of time.

USE OF PROCEEDS

We estimate that the aggregate net proceeds to us from the sale of the [●] shares of our common stock in this offering will be approximately $[●], after deducting the underwriting discount and approximately $XX  of estimated offering expenses that will be payable by us from the proceeds of this offering.

Engineering and product development	$[●]

Sales and marketing	$[●]

Working capital and general corporate purposes	$[●]

TOTAL	$[●]

We expect that the net proceeds from this offering will enable us, prior to the end of 2015, to:

•	complete the development of the commercial form of our catalyst and related process technology;
•	complete the techno-economic analysis of various applications of our catalyst to demonstrate economic benefits of our technology;
•	operate a strategic partner’s demonstration system using our technology; and
•	file international patent applications for our technology.

The above represents our best estimate of the allocation of the net proceeds of this offering. We may, as our development efforts proceed, find it necessary to reallocate a portion of the proceeds within the above-described categories or use portions of the proceeds for other purposes, including for acquisitions of complementary businesses, products or technologies; however, we have no current agreements or commitments to make any potential acquisition. In addition, our estimates may prove to be inaccurate, new technology and technology changes may be undertaken which require additional expenditures and/or unforeseen expenses may occur.

Engineering and product development expenses include salaries for additional technical staff and senior technical management, laboratory expenses, patent filing expenses, consulting expenses, and feasibility studies related specific natural gas sites.

Sales and marketing expenses include salaries for additional staff and senior management, tradeshows and general advertisements and promotions of our proprietary dry reforming syngas technology.

Based upon current assumptions relating to our business plan, we anticipate that the net proceeds of this offering will satisfy our capital requirements for at least 48 months following the consummation of this offering. These assumptions include the following:

•	our commercial catalyst is completed;
•	we enter into licensing arrangements with customers to use our technology;
•	we will be able to enter into relationships with strategic partners for the use of or construction of demonstration systems for our technology with little or no cost to us; and
•	revenue recognition commences in 2015.

If we determine to accelerate our business plan or if our plans otherwise change or our assumptions prove inaccurate, we may need to seek financing sooner than currently anticipated, incur additional financing or reduce or curtail our operations. We cannot assure you that financing will become available as and when needed.

If the underwriter exercises its over-allotment option in full, we will realize additional net proceeds of approximately $[●], which will be added to our working capital.

We will invest proceeds not immediately required for the purposes described above principally in United States government securities, short-term certificates of deposit, money market funds or other short-term interest-bearing investments.

MARKET FOR COMMON STOCK AND DIVIDEND POLICY

Market Information

Our common stock has been quoted on the OTC Bulletin Board under the symbol “CABN” since September 28, 2007.  The following table provides, for the periods indicated, the range of high and low bid prices for our common stock.  These over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions. Where applicable, the prices set forth below give retroactive effect to our one-for-forty reverse stock split which was effected on May 9, 2011.

Fiscal Year 2009	High	Low
First Quarter	$13.60	$5.60
Second Quarter	12.80	8.00
Third Quarter	9.20	2.36
Fourth Quarter	7.80	3.60

Fiscal Year 2010	High	Low
First Quarter	$6.16	$3.28
Second Quarter	4.60	2.00
Third Quarter	4.40	2.84
Fourth Quarter	3.80	1.84

Fiscal Year 2011	High	Low
First Quarter	$3.60	$2.40
Second Quarter	6.50	2.40
Third Quarter	6.30	2.12
Fourth Quarter (through November 4, 2011)	3.35	2.11

On November 4, 2011 there were 123 holders of record of our common stock.  This number does not include stockholders for whom shares were held in “nominee” or “street” name.

Dividend Policy

We have not declared or paid any cash dividends on our common stock and do not anticipate declaring or paying any cash dividends in the foreseeable future. We currently expect to retain future earnings, if any, for the development of our business.

DILUTION

              If you invest in our common stock, your interest will be immediately and substantially diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after giving effect to this offering.

Our net tangible book value as of June 30, 2011 was $181,230 or $0.03 per share of common stock, based upon 5,920,229 shares outstanding as of that date. Pro forma net tangible book value per share is determined by dividing our net tangible book value, which is our total tangible assets less total liabilities by the number of outstanding shares of common stock. After giving effect to the sale of the shares in this offering at the assumed public offering price of $      per share, at June  30, 2011, after deducting underwriting discounts and commissions and other estimated offering expenses payable by us, our pro forma net tangible book value at September 30, 2011 would have been approximately          , or $          per share. This represents an immediate increase in pro forma net tangible book value of approximately $          per share to our existing stockholders, and an immediate dilution of $           per share to investors purchasing shares in the offering.

            Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after this offering.

The following table illustrates the per share dilution to investors purchasing shares in the offering:

Assumed public offering price per share	$
Pro forma net tangible book value per share as of June 30, 2011	$
Increase in net tangible book value per share attributable to this offering	$
Pro forma net tangible book value per share after this offering	$
Amount of Dilution in net tangible book value per share to new investors in this offering	$

The following table sets forth the total consideration, and the average price per share, paid to us for our common stock by our existing stockholders, on a pro forma basis as of December 31, 2010, and the total consideration, and price per share, to be paid to us by investors in this offering for the shares offered in this offering, before deducting the underwriting discounts and commissions and other estimated offering expenses:

	Shares purchased		Total consideration		Average
price per
	Amount	Percent	Amount	Percent	share

Existing stockholders
Investors in this offering

T Total

The foregoing illustration does not reflect potential dilution from the exercise of outstanding options or warrants to purchase shares of our common stock, including the shares underlying the underwriter’s warrants. If the holders of these derivative securities exercise them at a price per share that is less than the $ [●] public offering price per share, our new investors will have further dilution.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization, each as of June 30, 2011:

•	on an actual basis; and

•	on a pro forma as adjusted basis to give effect to the issuance of the shares offered hereby.

You should consider this table in conjunction with our financial statements and the notes to those financial statements and the pro forma financial information included elsewhere in this prospectus.

	As of June 30, 2011
	Actual	Pro forma(1)
Stockholders’ equity:
Preferred stock, $0.001 par value, 20,000,000 shares authorized; 0 shares issued and outstanding, actual and pro forma	-

Common stock, $0.001 par value, 12,500,000 shares authorized, 5,920,229 and 5,120,229 shares issued and outstanding, actual; ____ and ____shares issued and outstanding, pro forma.	5,920
Additional paid-in capital	6,726,574
Accumulated deficit during the development stage	(6,511,816)
Total shareholders’ equity	220,678
Total capitalization	$220,678

(1) Assumes that [●] of our shares are sold in this offering at an assumed offering price of $      per share and that the net proceeds thereof are approximately $      million after deducting underwriting discounts and commissions and our estimated offering expenses.

This table excludes the following:

•	462,500 shares of our common stock issuable upon the exercise of options outstanding as of June 30, 2011 with a weighted coverage exercise price of $2.90 per share.
•
4,000,000 shares of our common stock issuable upon the exercise of warrants outstanding as of June 30, 2011 with an exercise price of $1.00 per share which warrants, subsequent to June 30, 2011, were exercised in full.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

The following discussion and analysis should be read together with our financial statements and the related notes appearing elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Our Company

We are a developmental stage company engaged in the development of a patented catalyst technology for the production of synthesis gas (syngas) from natural gas methane (CH4) and carbon dioxide (CO2). We believe the syngas the technology we are developing will be able to be used as a feedstock in the commercial production of gasoline and other liquid transportation fuels.

Our goal is to help reduce the world’s dependence on petroleum by developing technology to enable the cost effective use of natural gas as a feedstock to produce clean and green liquid fuels for use in the existing transportation infrastructure.

We believe that natural gas is the world’s next primary source of fuel. While found in abundant supply at affordable prices in the U.S. and throughout the world, natural gas cannot be used directly in cars, trucks, trains and planes without a massive overhaul of the existing liquid fuels infrastructure. We intend to address this problem by developing an industrial clean-tech process to enable the transformation of natural gas into liquid transportation fuels such as gasoline, diesel and jet fuel. The key to our technology is a patented catalyst that reacts carbon dioxide (CO2) with natural gas methane (CH4) to produce a synthesis gas mixture of hydrogen and carbon monoxide (CO + H2), often referred to as syngas. This syngas can be fed into existing industrial scale gas-to-liquids (GTL) processes to produce liquid fuels.

We have not yet generated revenues. We currently have negative working capital and, in connection with our December 31, 2010 financial statements, we received an opinion from our auditors that expressed substantial doubt about our ability to continue as a going concern without additional financing. Subsequent to December 31, 2010, we obtained $1,482,000 in private placements. We believe that the financings received by us after December 31, 2010 and the net proceeds of this offering will fully address such concern and enable us to complete development of our catalyst and commercially deploy our technology, and implement our business plan through such time as revenues support our operations. If additional funds are required because our plans, expectations or assumptions change, we may also seek funding through additional equity or debt financing. There can be no assurance that such financing will be available or upon such terms that are acceptable to us, if at all.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America or GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to impairment of property, plant and equipment, intangible assets, deferred tax assets and fair value computation using the Black Scholes option pricing model. We base our estimates on historical experience and on various other assumptions, such as the trading value of our common stock and estimated future undiscounted cash flows, that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions; however, we believe that our estimates, including those for the above-described items, are reasonable.

Use of Estimates

In accordance with GAAP, management utilizes estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These estimates and assumptions relate to recording net revenue, collectability of accounts receivable, useful lives and impairment of tangible and intangible assets, accruals, income taxes, inventory realization, stock-based compensation expense and other factors. Management believes it has exercised reasonable judgment in deriving these estimates. Consequently, a change in conditions could affect these estimates.

Fair Value of Financial Instruments

The Company's cash, cash equivalents, investments, accounts receivable and accounts payable are stated at cost which approximates fair value due to the short-term nature of these instruments.

Recently Issued Accounting Pronouncements

Management reviewed accounting pronouncements issued during the three months ended September 30, 2011, and no pronouncements were adopted during the period.

Results of Operations

Three and six months ended June 30, 2011 compared to the three and six months ended June 30, 2011

General and Administrative Expenses

General and administrative or G&A expenses decreased by $1,176,732 to $243,266 for the three months ended June 30, 2011, compared to $1,419,998 for the three months ended June 30, 2010. G&A decreased by $1,138,471 to $485,423 for the six months ended June 30, 2011, compared to $1,623,894 for the six months ended June 30, 2010. The decreases in G&A expenses were due primarily to a decrease in non-cash stock compensation expense of $1,230,000, offset by an  increase in salaries, and professional fees.

Research and Development

Research and development or R&D, costs increased by $85,108 to $115,312 for the three months ended June 30, 2011, compared to $30,204 for the three months ended June 30, 2010.   R&D costs for the six months ended June 30, 2011, increased by $122,441 to $200,045, compared to $77,604 for the six months  ended June 30, 2010. The overall increase in R&D was the result of an increase in consulting and laboratory fees.

Net Loss

Net Loss for the six months ended June 30, 2011was $694,634 compared to $1,705,478 for the six months ended June 30, 2010. The overall net decrease of $1,010,844 in net loss was due to a decrease in non-cash stock compensation cost for the six months ended June 30, 2010.  Net loss for the three months ended June 30, 2011 was $363,367 compared to $1,449,143 for the three months ended June 30, 2010. As a development stage company, we had no revenues.

Year ended December 31, 2010 compared to the year ended December 31, 2009

General and Administrative Expenses

                    G&A expenses increased by $1,085,442 to $2,098,449 for the year ended December 31, 2010, compared to $1,013,007 for the year ended December 31, 2009. This increase in G&A expenses was primarily due to the increase in non-cash stock compensation expense of $1,230,000, and partially offset by the decrease in other G&A expenses of $144,558.

Research and Development

                    R&D costs increased by $55,128 to $192,511 for the year ended December 31, 2010 compared to $137,383 for the year ended December 31, 2009. This increase in R&D costs was the result of an increase in outside consulting fees and supplies for testing and research of product development.

Net Loss

                    Net loss increased by $1,122,025 to $2,302,583 for the year ended December 31, 2010, compared to $1,180,558 for the year ended December 31, 2009.  This increase in net loss was the result of an increase in non-cash stock compensation expense of $1,230,000, and the overall decrease in operating expenses of $96,567. We had no revenues.

Liquidity and Capital Resources

                   As of June 30, 2011, we had a working capital of $111,824 compared to a working deficit of $10,365 for the year ended December 31, 2010. The increase of $122,189 in working capital was due primarily to equity financings.

                   During the six months ended June 30, 2011, we used $642,872 of cash for operating activities, as compared to $484,602 for the prior period June 30, 2010. The increase of $158,270 in the use of cash for operating activities was primarily due to an increase in operating net loss, in prepaid expenses, and in accounts payable and accrued expenses.

                   Cash used by investing activities was $4,664) for the six months ended June 30, 2011, as compared to cash used of $5,152 for the prior period ended June 30, 2010. The net decrease of $488 in cash used by investing activities in the current period was due to fewer funds used to purchase tangible and intangible assets as compared to the prior period ended June 30, 2010, which used more funds to purchase tangible and intangible assets, and received proceeds from the sales of a vehicle.

                  Cash provided from financing activities during the six months ended June 30, 2011 was $775,000 as compared to $281,000 for the prior period ended June 30, 2010. Our capital needs have primarily been met from the proceeds of equity financings, and investor loans, as we are currently in the development stage and had no revenues.

                  Our financial statements as of December 31, 2010 have been prepared under the assumption that we would continue as a going concern. Our independent registered public accounting firm issued their report dated March 30, 2011 that included an explanatory paragraph expressing substantial doubt in our ability to continue as a going concern  as the Company does not generate significant revenue and has negative cash flows from operations. Our ability to continue as a going concern ultimately is dependent on our ability to generate a profit which is dependent upon our ability to obtain additional equity or debt financing, attain further operating efficiencies and, ultimately, to achieve profitable operations. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty.

During the first quarter of 2011, we  issued Units comprising of an aggregate of 400,000 shares of common stock and warrants to purchase 1,600,000 shares of our common stock at a price of $1.00 per Unit for aggregate gross cash proceeds of $400,000.  Each Unit consisted of 1 share and a warrant to purchase 4 shares of the Company’s common stock.  The warrants were exercisable at a price of $1.00 for a term of five years. The net proceeds of the sales were used for working capital purposes. The warrants were subsequently exercised on a cashless basis for 1,333,335 shares of common stock.

During the second quarter of 2011, we issued Units comprising an aggregate of 800,000 shares of common stock and warrants to purchase 3,200,000  shares of our common stock  at a price of $1.00 per Unit for aggregate gross cash proceeds  of $800,000. Each Unit consisted of 1 share and a warrant to purchase 4 shares of the Company’s common stock.  The warrants were exercisable at a price of $1.00 for a term of five years. The net proceeds of the sales were used for working capital purposes. The warrants were subsequently exercised on a cashless basis for 1,333,335 shares of common stock.

During the third quarter of 2011, we issued  341,000 shares of our common stock at a price of  $2.00 per share for aggregate gross cash proceeds of $682,000. The net proceeds of the sales were used for working capital purposes.

Through this offering, we will increase funds available for the development of our business plan and working capital. For the next 48 months, we expect cash needs of up to $3,000,000 to allow us to increase our technical staff and outside laboratory services, increase our business development staff and to cover our ongoing working capital needs.  We believe that the net proceeds from this offering will provide us with the capital needed for these plans.

BUSINESS
Introduction

We are currently developing a technology to make gasoline and other fuels from natural gas methane (CH4) and carbon dioxide (CO2).

We are a developmental stage company engaged in the development of  a patented catalyst technology for the commercial/industrial production of synthesis gas (syngas) from natural gas and carbon dioxide (CO2). We believe the technology we are developing will be able to be used as a feedstock in the commercial production of gasoline and other liquid transportation fuels.

Our goal is to help reduce the world’s dependence on petroleum by developing technology to enable the cost effective use of natural gas as a feedstock to produce clean and green liquid fuels for use in the existing transportation infrastructure.

We believe that natural gas is the world’s next primary source of fuel. While found in abundant supply at affordable prices in the U.S. and throughout the world, natural gas cannot be used directly in cars, trucks, trains and planes without a massive overhaul of the existing liquid fuels infrastructure. We intend to address this problem by developing an industrial clean-tech process to enable the transformation of natural gas into liquid transportation fuels such as gasoline, diesel and jet fuel. The key to our technology is a patented catalyst that reacts carbon dioxide (CO2) with natural gas methane (CH4) to produce a synthesis gas mixture of hydrogen and carbon monoxide (CO + H2), often referred to as syngas. This syngas can be fed into existing industrial scale gas-to-liquids (GTL) processes to produce liquid fuels.

We believe our competitive advantage over other natural gas reforming technologies such as steam reforming, partial oxidation and autothermal reforming, is that our CO2 + CH4 process, also known as dry reforming, can enable a smaller plant footprint and consumes CO2 in the process which should lower the overall system capital and operating economics. As part of our business plan, we intend to demonstrate and prove this point.  Based on original laboratory testing results and validated in commercial testing facilities, we believe that we have a very robust dry reforming catalyst to enable cost effective syngas production.

Our business model is to develop and license technologies related to our catalyst such as but not limited to methods of manufacturing, integration into existing syngas processes and new process designs. We do not intend to manufacture or sell catalyst, syngas or any final products in the market place. We will seek to license our intellectual property portfolio to catalyst manufacturers, as well as to energy, chemical and engineering firms throughout the world for the purposes of syngas and fuel production.

While natural gas is currently the largest source of methane for gas-to-liquids production, other renewable sources of methane such as landfill gas, algae biomass, flare gas, and livestock gas can be captured and used as the methane feedstock for our technology.

Market Opportunity

In the International Energy Outlook 2010 report, the EIA predicts that worldwide energy consumption will increase by 49% from 2007 to 2035.  This increase translates to a requirement of over 114 million barrels of crude oil per day in 2035, up from 86 million barrels per day in 2007.  The EIA reports that the biggest use of crude oil, making up nearly 80% of the increase, is in the production of liquid fuels for the transportation sector.

The 2010 World Energy Outlook  report published by the IEA stated that 2006 was the year that the world’s conventional oil production reached its peak of 70 million barrels per day.

In the World Energy Outlook 2011 report, the IEA postulates that the world is entering a “Golden Age of Gas.”  Management believes that while the supply of world crude oil is declining, the global natural gas resource base is vast and widely dispersed geographically. The IEA estimates that conventional recoverable gas resources are equivalent to more than 120 years of current global consumption, while total recoverable resources could sustain today’s production for over 250 years.

We believe that we can apply our technology to natural gas resources to enable the production of non-petroleum liquid fuels to meet the world’s growing demand for use in cars, trucks, planes and ships.  Additionally, because our technology consumes CO2, we believe we can help reduce the amount of CO2 emissions being released into the atmosphere, which we believe is harmful to the environment and may contributes to climate change.

Most of the world’s natural gas reserves contain some amount of CO2, which must be removed before the natural gas methane is marketable. If the CO2 content is high, then the removal process is prohibitively expensive, therefore leaving those natural gas reserves uneconomical to develop.  Since our technology uses CO2 and methane as feedstocks, it can utilize high CO2 natural gas reserves directly.  Natural gas containing as much as 50% CO2 by volume is suitable for our syngas technology.  We believe this is a specific GTL market opportunity that existing technologies can not address.

Gas to Liquids Overview

Many natural gas proponents are proposing the use of compressed natural gas (CNG) or liquefied natural gas (LNG) for use in new trucks and other vehicles. We believe this is a step in the right direction, but new engines mean new and expensive infrastructure. We believe a better solution is the direct transformation of natural gas into gasoline, diesel and jet fuel for use in existing engines and fuel delivery infrastructure.

We believe there are four main reasons why natural gas should be the new feedstock for liquid fuels:

•	Energy independence from petroleum;
•	Resulting liquid fuels can be used directly in the existing infrastructure;
•	Natural gas is abundant and affordable; and
•	Reduction of greenhouse gas emissions.

Current industrial scale gas-to-liquids (GTL) technology, invented by German chemists Franz Fischer and Hans Tropsch in the 1920’s, can convert a gas mixture of hydrogen (H2) and carbon monoxide (CO) into liquid fuels without using petroleum. However, H2 and CO do not exist naturally and must be manufactured synthetically. There are a number of ways to make this synthesis gas, or syngas, but the most promising and scalable approach is the reforming of natural gas, which is primarily methane (CH4).

There are four (4) known processes to reform natural gas (methane) into syngas:

•	Steam Reforming – Reacts steam with methane.
•	Partial Oxidation – Reacts pure oxygen with methane.
•	Autothermal Reforming – A combination of steam and partial oxidation reforming.
•	Dry Reforming – Reacts carbon dioxide with methane, without steam or oxygen.

To our knowledge, there are no commercial dry reforming syngas technologies available for GTL applications.  In addition, none of the other natural gas reforming technologies can be utilized with natural gas fields that contain high CO2 contents.

Our Syngas Technology

Our technology is a dry reforming catalyst and process technology that can serve as the front end of an end-to-end gas-to-liquids (GTL) system. The following diagram illustrates how our process fits into a complete GTL system.

We believe that with the help of a catalyst such as the one we are developing, a cost effective commercial grade dry reforming front end can be implemented, and will result in lower capital and operating costs when compared to other reforming processes for the following reasons: (i) does not use oxygen or steam, both of which require large co-production plants that consume large amounts of energy, (ii) is expected to require less capital because of reduced need for oxygen or steam plants, (iii) consumes CO2, an inexpensive product often already in natural gas reserves. We cannot predict whether the catalyst will be engineered as a drop-in catalyst for certain existing syngas plants or whether there may be a need to build new plants optimized to take advantage of our catalyst.

Current commercial dry reforming catalysts are made from rare noble metals, such as palladium and ruthenium, which are expensive and not suitable for mass-market applications, such as fuel production. To our knowledge, there are no commercial dry reforming technologies that are used in GTL applications. Based on our research, we believe that the reason for this is the lack of a low cost catalyst capable of running for a long period of time. We believe the catalyst we are developing will be an  innovative catalyst which will address these issues.

Our currently patented catalyst has the following characteristics that we believe are not available from other known dry reforming catalysts:

•	Made from inexpensive, readily available metals, such as nickel and aluminum
•	High conversion efficiency of CO2 and CH4 into syngas
•	Minimum coking. Coking is the deposition of carbon on the catalyst surface that inhibits the catalyst activity and performance.
•	Over 1,000 hours of runtime. Long runtime eliminates the need for frequent and costly system shutdowns to reload the catalysts.

Our patented catalyst is currently in a powdered form not yet suitable for industrial use. Our plan is to develop an industrial form of this catalyst, such as pellets, which may include adding new materials or designing new manufacturing methods. We are in the early research and development phase of this process. We intend to enter into discussions with catalyst manufacturers regarding possible co-development arrangements for developing the commercial catalyst. We expect to complete the commercial form of our catalyst by the end of 2012.  By the end of 2013, we expect to complete the design of an industrial syngas production process optimized for our catalyst.  After that we expect to build a demonstration system in 2014, either by ourselves or in conjunction with strategic partners.  Once our commercial catalyst is proven in a demonstration system, we intend to aggressively expand our business development efforts and seek customers and strategic partners to license our technology.
Business Model

We are a technology development and licensing company. We do not intend to manufacture and market syngas or fuel as a final product. Instead, we will seek to license our intellectual property portfolio to catalyst manufacturers, as well as to major energy, chemical and engineering firms throughout the world for the purposes of syngas and fuel production.

For example, we will seek to license our catalyst technology to existing catalyst manufacturing companies who will be responsible for the manufacturing and sale of the physical catalysts. We may charge the manufacturer a royalty fee based on its catalyst sales. Likewise, we will seek to license or jointly develop various industrial syngas generation process designs based on our catalyst with engineering and construction firms. We may charge these firms a royalty fee based on their revenues received in the engineering and construction of syngas plants using our technology.

Marketing Strategy

We expect that our marketing strategy will include media and analyst communication, blogs, and selected trade show attendance. We intend to utilize appropriate opportunities to place our brand in general and industry specific publications, using press releases, white papers and authored articles and Internet publications.

Research and Development

We have hired technical personnel and have retained a number of scientific advisors and part-time technical contractors, to help us develop and commercialize our technology. We have purchased and developed research apparatus that enables us to refine our methodology and demonstrate our technology. Using computer-aided process engineering tools, we plan to develop a detailed computer simulation model that will allow us to demonstrate the commercial viability of our system.

In addition, we have entered into a consulting agreement with Emerging Fuels Technology  or EFT based in Tulsa, OK to provide laboratory services to support the development of our process to convert CO2 and methane into syngas.  EFT’s core competency is in the areas of Fischer-Tropsch and related synthesis and hydroprocessing chemistry.  Pursuant to the agreement with EFT, we agreed to pay standard rates for time spent by EFT of $200 per hour for consulting services performed by their principals, and $50 per hour to $400 per day for laboratory services, and to reimburse EFT for the reasonable expenses incurred during the term of the agreement. The consulting agreement may be terminated at any time by either party by giving notice.

We have also entered into a consulting agreement with Dr. Howard Fong pursuant to which he is serving as our chief scientific advisor. The agreement with Dr. Fong provides for a monthly fee of $12,000. The consulting agreement runs through December 2011. However, we have an option to extend the term for an additional year through December 2011.  See “Management –Key Consultants”

Government Regulation

We are a technology development and licensing company and do not intend to sell, manufacture or produce any products. We are currently not subject to any government regulations that have a material effect on our operations. Additionally, we are not aware of any pending legislation or regulations that would have a material effect on our operations.

Manufacturing and Distribution

As a technology licensing company, we do not intend on manufacturing and distributing any products as our primary business operation.  However, we may build demonstration systems, either by ourselves or in conjunction with strategic partners.

Intellectual Property

We have filed numerous patent applications with the United States Patent and Trademark Office in the course of our business history. We have abandoned those applications since they are not relevant to our dry reforming technology.

On December 23, 2010, we entered in to a License Agreement with the University of Saskatchewan  or UOS, pursuant to which we have an exclusive, worldwide, sub-licensable, royalty-bearing right and license to make, have made, use, offer for sale, sell, reproduce, distribute, incorporate into other technology, or otherwise exploit certain patent-pending technology and relevant improvements from UOS, for a high performance catalyst for the dry reforming of methane with carbon dioxide for the production of synthesis gas. This License Agreement commenced on December 23, 2010, and will continue until the expiration date of the last of the licensed patents. In consideration for the grant of the patents, we are required to pay license fee of $20,000 a year for the term of the license Agreement. In addition, we are obligated to pay UOS $50,000 upon the first application of a licensed product in a pilot-scale or commercial facility and $50,000 upon the first sale of a licensed product. We are also required to pay royalties ranging from 0.9% to 3.6% of the sales revenue from a customer that uses a tangible licensed product or system made by us. In the event that we sublicense the licensed patents, we shall pay UOS sublicense compensation ranging from 6.25% to 12.5% of the sublicense fees that we receive. Under the License Agreement, we are also required to maintain general liability insurance with policy limits of no less than $2,000,000 during the term of the License Agreement and products liability insurance coverage with policy limits of no less than $5,000,000 to protect against our activities in relation to the license agreement.

The License Agreement may be terminated upon the parties mutual consent or upon the expiration of six months after notice of termination to the UOS. In addition, the License Agreement may be terminated upon the occurrence of an event of default under the agreement.

The patent subject to the license agreement was issued by the PTO on July 26, 2011 as patent No.7,985,710.
We intend to continue our research and development efforts in dry reforming. Based on the UOS catalyst and new developments in the course of our business, we intend to file additional applications and build a global patent portfolio related to methods of catalyst preparation, commercial form of the catalyst, application of the catalyst, process design and optimizations. Until patent protection is granted, we must rely on trade secret protection, which requires reasonable steps to preserve secrecy.  Therefore, we require that our personnel, contractors and sublicensees not disclose the trade secrets and confidential information pertaining to the technology. In addition, trade secret protection does not provide any barrier to a third party “reverse engineering” fuel made with the technology, to the extent that the technology is readily ascertainable by proper means. Neither the patent, if it issues, nor trade secret protection will preclude third parties from asserting that the technology, or the products we or our sub-licensees commercialize using the technology, infringes upon their proprietary rights.

Competition

The market for liquid fuel is large, as is the number of competitors providing technology to the fuel industry. For example, companies that offer fuel production technologies include UOP LLC (A Honeywell Company), Chevron Corp, Royal Dutch Shell plc, BP plc, and ExxonMobil Corp.

We do not compete directly with other firms in the production of fuel from natural gas. Instead, we compete with technology firms that offer natural gas reforming technologies such as steam reforming, partial oxidation and autothermal. We are not aware of any commercially available dry reforming technology for GTL applications. There can be no assurance that companies are not currently developing or will develop technology similar to the one we are developing. There are, however, commercial dry reforming catalysts made from rare earth metals, but they are not used for GTL applications.

We believe our main competitive advantage over the current natural gas proponents is the cost of adapting equipment to use natural gas.  Since the vast majority of trucks and vehicles are designed for consumption of petroleum-based fuels, many natural gas proponents often experience a second cost disadvantage – the expense of adopting new engines for these vehicles. We believe the ability of our technology to transform natural gas directly to gasoline, diesel and jet fuel for use in existing engines and fuel delivery infrastructure improves our ability to compete with the current natural gas proponents.

Technology Development Partners

We have entered into an agreement with Emerging Fuels Technology based in Tulsa, OK to provide laboratory and consulting services to support the development of our dry reforming technology. We may enter into technology development partnerships with other companies.

Employees

As of October 31, 2011 we had 3 full-time employees.  We have not experienced any work stoppages and we consider relations with our employees to be good. We have used an outsourced work-for-hire development model to date.  We intend to increase our internal research and development staffing with the proceeds of this offering.

Litigation

We are not currently a party to, nor is any of our property currently the subject of, any pending legal proceeding that is expected to have a material adverse effect on our business.

Properties

Our principal office is located at 5511C Ekwill Street, Santa Barbara, California 93111. We lease approximately 2,800 square feet.  Our lease provides for a monthly base rent of $2,800 per month through September 30, 2011. Commencing October 1, 2011, our monthly base rent increased to $2,884 and shall increase annually thereafter by 3%.   The current term of the lease expires September 30, 2012.

MANAGEMENT

The following table sets forth information about our executive officers and directors:

Name	Age*	Position
Byron Elton	57	Chairman, Chief Executive Officer, President and Acting Chief Financial Officer
Roland R. Bryan	76	Director
Daniel Nethercott	50	Director

*As of October 31, 2011

The principal occupations for the past five years (and, in some instances, for prior years) of each of our executive officers and directors are as follows:

Byron Elton – Mr. Elton is our Chief Executive Officer, President, Acting Chief Financial Officer and Chairman of the Board. Mr. Elton has been President and Chief Operating Officer of the Company since January 5, 2009 and a director of the Company since March 16, 2009. He was appointed as Chief Executive Officer effective May 20, 2009. He previously served as Senior Vice President of Sales for Univision Online from January  2007 to June 2008. Mr. Elton also served for eight years as an executive at AOL Media Networks from January 2000 to May 2007, where his assignments included Regional Vice President of Sales for AOL and Senior Vice President of E-Commerce for AOL Canada. His broadcast media experience includes leading the ABC affiliate in Santa Barbara, California in 1995 to 2000 and the CBS affiliate in Monterrey, California, from 1998 to 1999, in addition to serving as President of the Alaskan Television Network from 1995 to 1999.  Our Board of Directors has determined that Mr. Elton’s extensive senior level management experience specifically in new business development provides our board with strong leadership as it seeks to implement its business plan.

Roland F. Bryan – Mr. Bryan has served as our director since March 5, 2009. Mr. Bryan has been the President and Chairman of Solar3D (OTCBB: SLTD), formerly MachineTalker, Inc.,  since its inception in January 2002, its Chief Financial Officer since November 2003 and its Secretary since May 2006. Mr. Bryan also served as the Chief Executive Officer of Solar3D from January 2003 to October 2010. Solar3D is a company developing a 3 dimensional approach to gathering sunlight to improve the efficiency of solar cells. For the six years prior to founding Solar3D, Mr. Bryan was self-employed as an independent advisor to several high-tech companies on corporate organization, management, marketing and product development. During the last 25 years he has founded and sold several high-tech companies in the fields of telecommunications networking, military computer systems and commercial equipment for network access.  In 1974, he founded Associated Computer Consultants, Inc. or ACC,, a company that implemented interconnections to the first packet network for many United States government agencies. In 1991 the company was split into two separate businesses, one to concentrate on military products, the other to concentrate on commercial products. LM Ericsson Telephone Company acquired ACC in 1998 for $265 million.  In September 1994, WIRED MAGAZINE honored Mr. Bryan and 18 others, as the "Creators of the Internet." Mr. Bryan’s experience in building and growing technology companies provides our board with insight in the development and growth of companies in emerging technology.

Daniel Nethercott – Since December 2009, Mr. Nethercott has served as our director.  Mr. Nethercott is currently the President of Redfern Development, a real estate development company that he formed in 2004.  Before forming Redfern Development, he was a Senior Vice President and Partner for the Grupe Company from 1995 to 2004, one of the largest commercial and residential developers in Northern California.  He was a founding partner of NEKO Industries and founding board member of InMotx Robotics, a world leader in automated handling of natural products.   Mr. Nethercott’s experience as board member and board consultant to technology companies combined with his executive management experience in strategic and financial planning provides our board with valuable insight in on corporate governance.

Officers are appointed to serve for one year until the meeting of the board of directors following the annual meeting of stockholders and until their successors have been elected and qualified. Directors serve until the next annual meeting and until their successors are elected and qualified.

There are no family relationships among our executive officers and directors.

Key Consultants

Dr. Howard Fong –Dr. Fong currently serves as our chief scientific advisor pursuant to a consulting agreement. Dr. Fong received his Bachelor of Science in Chemical Engineering from San Jose State University in 1971, and Ph.D. in Chemical Engineering from the University of California, Berkeley in 1975. Dr. Fong joined Shell Development Company (Shell Oil Company) at the Westhollow Technology Center in Houston, Texas in 1975, and rose to the rank of Managing Engineer, where he was responsible for the assessment and commercialization of new technologies. Dr. Fong retired from Shell in April 2010 and has served as a consultant to the Company since January 2011. Dr. Fong has experience working with start-up companies, providing critical techno-economic evaluations and charting the path for successful commercialization.

Board Leadership Structure and Role in Risk Oversight

Although we have not adopted a formal policy on whether the Chairman and Chief Executive Officer positions should be separate or combined, we have traditionally determined that it is in the best interests of the Company and its shareholders to combine these roles.   Due to the small size and early stage of the Company, we believe it is currently most effective to have the Chairman and Chief Executive Officer positions combined.

Our Board of Directors focuses on the most significant risks facing our company and our company’s general risk management strategy, and also ensure that risks undertaken by our Company are consistent with the Board’s appetite for risk. While the Board oversees our company’s risk management, management is responsible for day-to-day risk management processes. We believe this division of responsibilities is the most effective approach for addressing the risks facing our company and that our Board leadership structure supports this approach.

Director Independence

The Board of Directors determined that Roland Bryan and Daniel Nethercott are independent as that term is defined under the Nasdaq Marketplace Rules.

Committees of the Board

Audit Committee. Our audit committee is comprised of Roland Bryan and Daniel Nethercott. Mr. Bryan qualifies as an audit committee financial expert. Each member of the audit committee qualifies as independent under Nasdaq Marketplace Rules. Our audit committee is authorized to:

•	appoint, compensate, and oversee the work of any registered public accounting firm employed by us;

•	resolve any disagreements between management and the auditor regarding financial reporting;

•	pre-approve all auditing and non-audit services;

•	retain independent counsel, accountants, or others to advise the audit committee or assist in the conduct of an investigation;

•	meet with our officers, external auditors, or outside counsel, as necessary; and

•	oversee that management has established and maintained processes to assure our compliance with all applicable laws, regulations and corporate policy.

Compensation Committee. Our compensation committee is comprised of Roland Bryan, as Chairman, and Daniel Nethercott, and is authorized to:

•	discharge the responsibilities of the board of directors relating to compensation of the our directors, executive officers and key employees;

•	assist the board of directors in establishing appropriate incentive compensation and equity-based plans and to administer such plans;

•	oversee the annual process of evaluation of the performance of our management; and

•	perform such other duties and responsibilities as enumerated in and consistent with compensation committee’s charter.

Nominating Committee., Our nominating committee is comprised of Daniel Nethercott, as Chairman, and Roland Bryan and is authorized to:

•	assist the board of directors by identifying qualified candidates for director nominees, and to recommend to the board of directors the director nominees for the next annual meeting of shareholders;

•	lead the board of directors in its annual review of its performance;

•	recommend to the board director nominees for each committee of the board of directors; and

Compensation of Executive Officers

The following table sets forth the annual compensation for years ended December 31, 2010 and 2009 to our Chief Executive Officer and our most highly compensated officers other than the Chief Executive Officer at December 31, 2010 whose total compensation exceeded $100,000, which we refer to as our named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Byron Elton, CEO, President and Acting CFO*	2010	250,000	0	0	900,000	0	0	0	1,15000
	2009	250,000	60,000	0	0	0	0	0	310,000

Naveed Asla, CTO **	2010	120,000	0	0	0	0	0	0	120,000
	2009	120,000	0	0	0	0	0	0	120,000
*
Mr. Elton was appointed President and Chief Operating Officer on January 5, 2009 and as Chief Executive Officer and Chairman on May 20, 2009. The fair value of  the stock option award to Mr. Elton was estimated using the Black-Scholes option pricing model. The estimated fair value was determined based on the market price of the Company’s stock on the date of grant.

**	Dr. Aslam was appointed Chief Technology Officer on January 7, 2009. On December 24, 2010, the Company accepted the resignation of Dr. Aslam effective as of December 31, 2010.

Outstanding Equity Awards at Fiscal Year-End Table.

The following table sets forth information with respect to grants of options to purchase our common stock to the named executive officers at December 31, 2010.

Option Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date
Byron Elton CEO, President and Acting CFO	375,000	0	0	$2.92	4/23/2017

Director Compensation

Non-employee directors may receive compensation for their services and reimbursement for their expenses as shall be determined from time to time by resolution of the Board. No compensation was paid to non-employee directors during the fiscal year ended December 31, 2010. Our employee directors currently do not receive cash compensation for their service on the Board of Directors.

Stock Option and Other Long-term Incentive Plan

On November 2, 2011, our Board of Directors adopted the 2011 Equity Incentive Plan,  or the 2011 Plan. Under the 2011 Plan, options may be granted which are intended to qualify as Incentive Stock Options under Section 422 of the Internal Revenue Code of 1986,as amended,  or the Code, or which are not intended to qualify as Incentive Stock Options thereunder. In addition, direct grants of stock or restricted stock may be awarded.  There are  2,000,000 shares of common stock reserved for issuance under the 2011 Plan. A summary of the terms and provisions of the 2011 Plan are described below.

The primary purpose of the 2011 Plan is to attract and retain the best available personnel in order to promote the success of our business and to facilitate the ownership of our stock by employees and others who provide services to us. Under the 2011 Plan, options may be granted to employees, officers, directors or consultants of ours. The term of each option granted under the 2011 Plan will be contained in a stock option agreement between the optionee and us and such terms shall be determined by a committee of the board of directors consistent with the provisions of the 2011 Plan, including the following:

•           The purchase price of the common stock subject to each incentive stock option will not be less than the fair market value (as set forth in the 2011 Plan), or in the case of the grant of an incentive stock option to a principal stockholder, not less than 110% of fair market value of such common stock at the time such option is granted.

•           The dates on which each option (or portion thereof) will be exercisable and the conditions precedent to such exercise, if any, shall be fixed by the committee delegated by the boardboard of directors, in its discretion, at the time such option is granted. Unless otherwise provided in the grant agreement, in the event of a change of control (as set forth in the Incentive Stock Plan ), the committee delegated by the board may accelerate the vesting and exercisability of outstanding options all unvested shares shall immediately become vested;

•           Any option granted to an employee of ours will become exercisable over a period of no longer than five years. No option will in any event be exercisable after ten years from, and no Incentive Stock Option granted to a ten percent stockholder will become exercisable after the expiration of five years from, the date of the option;

•           No option will be transferable, except by will or the laws of descent and distribution, and any option may be exercised during the lifetime of the optionee only by such optionee. No option granted under the 2011 Plan will be subject to execution, attachment or other process;

•           In the event of any change in our outstanding common stock by reason of a stock split, stock dividend, combination or reclassification of shares, recapitalization, merger, or similar event, the board of directors or the committee delegated by the board may adjust proportionally (a) the number of shares of common stock (i) reserved under the 2011 Plan, (ii) available for Incentive Stock Options and Non-statutory Options and (iii) covered by outstanding stock awards or restricted stock purchase offers; (b) the exercise prices related to outstanding grants so that each optionee’s proportionate interest is maintained as immediately before such event; and (c) the appropriate fair market value and other price determinations for such grants. In the event of a corporate merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation, the board of directors or the committee delegated by the board of directors will be authorized to issue or assume stock options, whether or not in a transaction to which Section 424(a) of the Code, applies, and other grants by means of substitution of new grant agreements for previously issued grants or an assumption of previously issued grants.

The board of directors may, insofar as permitted by law, from time to time, suspend or terminate the 2011 Plan or revise or amend it in any respect whatsoever, except that without the approval of our stockholders, no such revision or amendment will (i) increase the number of shares subject to the 2011 Plan, (ii) reduce the exercise price of outstanding options or effect repricing through cancellations and re-grants of new options, (iii) materially increase the benefits to participants, (iv) materially change the class of persons eligible to receive grants under the 2011 Plan; (v) decrease the exercise price of any grant  to below 100% of the fair market value on the date of grant; or (vi) extend the term of any options beyond that provided in the 2011 Plan; provided, however, no such action will alter or impair the rights and obligations under any option, or stock award, or restricted stock purchase offer outstanding as of the date thereof without the written consent of the participant thereunder.

Employment Agreements

We currently have no employment agreements with our executive officers.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of October 31, 2011, the number of and percent of our common stock beneficially owned by:

·	each of our directors,

·	each of our named executive officers,

·	our directors and executive officers as a group, and

·	persons or groups known by us to own beneficially 5% or more of our common stock:

Unless otherwise specified, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

A person is deemed to be the beneficial owner of securities that can be acquired by him within 60 days from October 31, 2011 upon the exercise of options, warrants or convertible securities. Each beneficial owner's percentage ownership is determined by assuming that options, warrants or convertible securities that are held by him, but not those held by any other person, and which are exercisable within 60 days of October 31, 2011 have been exercised and converted.

The address for our executive officers and directors is the same as our address.

		Percentage of Common Stock Beneficially Owned (1)
Name of Beneficial Owner	Number of Shares Beneficially Owned	Prior to the Offering	Following the Offering
Byron Elton (2)	815,560	7.87%
Roland R. Bryan	6,250	*
Daniel Nethercott	6,250	*
Derek McLeish(3)	1,131,250	11.79%
Bountiful Capital, LLC (4) 3905 State Street, Suite 7-187 Santa Barbara, CA 93105	1,458,333	15.19%
New Quest Ventures, LLC (5) 195 Highway 50, #104 PO Box 7172-189 Stateline, NV 89449	1,436,314	14.97%
Wings Fund, Inc. (6) 5662 Calle Real #115 Santa Barbara, CA 93117	1,854,917	19.33%
All Executive Officers and Directors as a Group	729,167	7.99%

*Less than one percent.

(1) Based upon 9,594,567 shares issued and outstanding as of October 31, 2011.
(2) Pursuant to the Stock Option Agreement with Derek McLeish, a former officer of the Company, Mr. Elton has the right to acquire 375,000 shares of common stock held by Mr. McLeish at a price of $4.00, of which 364,560 will become vested and exercisable in the next 60 days. Includes (a) an option to purchase 375,000 shares of the Company’s common stock at a price of $2.92 which is currently exercisable and which expires on April 23, 2017, and (b) 26,000 shares currently exercisable under an option to purchase shares of the Company’s common stock at a price of $4.30 per share which expires on July 11, 2018.
(3) Mr. McLeish has granted an option to Mr. Elton to purchase 375,000 shares to at a price of $4.00 per share.
(4) Gregory Boden has the voting and dispositive power over the shares held by Bountiful Capital, LLC.
(5) Jonathan Lei has the voting and dispositive power over the shares held by NewQuest Ventures, LLC.
(6) Karen M. Graham has the voting and dispositive power over the shares held by Wings Fund, Inc.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the past three fiscal years, there have been no transactions and there are no currently proposed transactions in which the Company is a participant in which any related person has or will have a direct or indirect material interest which exceeds the lesser of $120,000 or one percent of the Company’s total assets at year end for the last two completed fiscal years.

DESCRIPTION OF SECURITIES

Under our articles of incorporation, our authorized capital stock consists of 100,000,000 shares of common stock, $0.001 par value per share, and 20,000,000 shares of preferred stock, $0.001 par value per share.

Our articles  of incorporation, as amended, authorizes us to issue shares of our preferred stock from time to time in one or more series without stockholder approval.  No shares of preferred stock are outstanding,

All outstanding shares of our common stock are duly authorized, validly issued, fully-paid and non-assessable.

Common Stock

Voting. Holders of our common stock are entitled to one vote per share held of record on all matters to be voted upon by our stockholders. Our common stock does not have cumulative voting rights. Persons who hold a majority of the outstanding common stock entitled to vote on the election of directors can elect all of the directors who are eligible for election.

Dividends. Subject to preferences that may be applicable to the holders of any outstanding shares of our preferred stock, the holders of our common stock are entitled to receive such lawful dividends as may be declared by our board of directors.

Liquidation and Dissolution. In the event of our liquidation, dissolution or winding up, and subject to the rights of the holders of any outstanding shares of our preferred stock, the holders of shares of our common stock will be entitled to receive pro rata all of our remaining assets available for distribution to our stockholders.

Authorized but Unissued Stock. We have shares of common stock and preferred stock available for future issuance, in some cases, without stockholder approval. We may issue these additional shares for a variety of corporate purposes, including public offerings to raise additional capital, corporate acquisitions, stock dividends on our capital stock or equity compensation plans.  The existence of unissued and unreserved common stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage a third-party attempt to obtain control of us, thereby protecting the continuity of our management. In addition, if we issue preferred stock, the issuance could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation.

Amendments to by-laws. Our by-laws authorize the holders of a majority of the outstanding voting shares or the Board of Directors, when authorized in the Articles of Incorporation, to amend, repeal, alter or rescind the by-laws at any time without stockholder approval.

Stockholder action; special meetings.  Our by-laws provide that special meetings of the stockholders may only be called by the President or Secretary of the Corporation at the request in writing of (a) a majority of the members of the Board of Directors or (b) holders of at least ten percent of the total voting power of all outstanding shares of stock of the Corporation then entitled to vote, and may not be called absent such a request. These provisions could have the effect of delaying until the next stockholders' meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for our common stock, because that person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder only at a duly called stockholders' meeting, and not by written consent.

Preferred Stock

Our board of directors is authorized, subject to any limitations prescribed by law, without further vote or action by our stockholders, to issue from time to time shares of preferred stock in one or more series. Each series of preferred stock will have such number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by our board of directors, which may include, among others, dividend rights, voting rights, liquidation preferences, conversion rights and preemptive rights.

Options
We currently have options outstanding to purchase an aggregate of 725,000 shares of our common stock at a weighted exercise price of $3.38. The options have a term of seven years and vest immediately upon grant or in installments as provided in the option agreements. The options may be exercised on a for-cash or cashless basis. In the event of the termination of the employment of the optionee, the option is exercisable within three months of such termination. In the event of the death of the optionee, the option may be exercised within six months of the death.

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Articles of Incorporation contains provisions to indemnify our directors and officers to the maximum extent permitted by Nevada law. We believe that indemnification under our Articles of Incorporation covers at least negligence on the part of an indemnified person. Our Bylaws permits us to advance expenses incurred by an indemnified person in defending a civil, criminal, administrative or investigative action, suit or proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation (or is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise) upon an undertaking by the person to repay those advances if it is ultimately determined that the person is not entitled to indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

UNDERWRITING

Aegis Capital Corp is acting as the sole managing underwriter of this offering. Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, Aegis Capital Corp, or the underwriter, has agreed to purchase, and we have agreed to sell to them, all shares offered by this prospectus.

Nature of Underwriting Commitment

The underwriting agreement provides that the underwriters are committed to purchase on a several but not joint basis all shares offered in this offering, other than those covered by the over-allotment option described below, if the underwriters purchase any of these securities. The underwriting agreement provides that the obligations of the underwriters to purchase the shares offered hereby are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of other events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to various other customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions of our counsel.

State Blue Sky Information

We intend to offer and sell the shares offered hereby to retail customers and institutional investors in all 50 states. However, we will not make any offer of these securities in any jurisdiction where the offer is not permitted.

Pricing of Securities

The underwriters have advised us that they propose to offer the shares directly to the public at the public offering price set forth on the cover page of this prospectus, and to certain dealers that are members of the Financial Industry Regulatory Authority (FINRA), at such price less a concession not in excess of $        per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $   per share to certain brokers and dealers. After this offering, the offering price and concessions and discounts to brokers and dealers and other selling terms may from time to time be changed by the underwriters. These prices should not be considered an indication of the actual value of our shares of common stock and are subject to change as a result of market conditions and other factors. No variation in those terms will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

Our common stock is quoted on the OTC Bulletin Board under the symbol “CABN.OB.” On October 31 , 2011, the closing market price of our common stock as quoted on OTC Bulletin Board was $2.70. The public offering price for the shares was determined by negotiation between us and the underwriters. The principal factors considered in determining the public offering price of the shares included:

•	the information in this prospectus and otherwise available to the underwriters;

•	the history and the prospects for the industry in which we will compete;

•	our current financial condition and the prospects for our future cash flows and earnings;

•	the general condition of the economy and the securities markets at the time of this offering;

•	the recent market prices of, and the demand for, publicly-traded securities of generally comparable companies; and

•	the public demand for our securities in this offering

We cannot be sure that the public offering price will correspond to the price at which our shares of common stock will trade in the public market following this offering or that an active trading market for our shares of common stock will develop and continue after this offering.

Commissions and Discounts

The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us, assuming a $_______ offering price. The information assumes either no exercise or full exercise by the underwriters of the over-allotment option.

Total
	Per Share	Without Over-Allotment	With Over-Allotment
Public offering price	$	$	$
Underwriting discount (__%) (1)	$	$	$
Non-accountable expense allowance (1%)	$	$	$
Proceeds, before expenses, to us(2)	$	$	$

(1)	Underwriting discount is $_______ per share (__% of the price of the shares sold in the offering).
(2)	We estimate that the total expenses of this offering, excluding the underwriter’s discount and the non-accountable expense allowance are approximately $_________.

Over-allotment Option

We have granted the underwriter an option, exercisable for 45 days after the closing date of this offering, to purchase up to 15% of the shares sold in the offering (               additional shares) solely to cover over-allotments, if any, at the same price as the initial shares offered. If the underwriters fully exercise the over-allotment option, the total public offering price, underwriting discount and expenses and net proceeds (before expenses) to us will be $   , $    , and $     respectively.

Lock-ups

All of our directors and executive officers and our significant stockholders will enter into lock-up agreements that prevent them from selling any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, subject to certain exceptions, for a period of six (6) months from the date of the Offering without the prior written consent of the underwriter. The underwriter may in its sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release shares from the lock-up agreements, the underwriter will consider, among other factors, the stockholder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Underwriter’s Warrant

We have also agreed to issue to Aegis Capital Corp, a warrant to purchase a number of shares equal to 5% of the shares of common stock sold (excluding the over-allotment). The shares issuable upon exercise of this warrant are identical to those offered by this prospectus. This warrant is exercisable at $       per share (125% of the price of the shares sold in this offering), at any time expiring four years after the closing date of this offering. The warrant may also be exercised on a cashless basis. The warrant and the        shares of common stock underlying the warrant have been deemed compensation by the FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. The underwriter (or permitted assignees under the Rule) will not sell, transfer, assign, pledge, or hypothecate this warrant or the securities underlying this warrant, nor will it engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of this warrant or the underlying securities for a period of 180 days from the date of this prospectus. Additionally, the warrant may not be sold transferred, assigned, pledged or hypothecated for a one-year period (including the foregoing 180 day period) following the effective date of the registration statement except to any underwriter and selected dealer participating in the offering and their bona fide officers or partners. The warrant provides for unlimited “piggy back” registration rights for a period of five years, from the date of this prospectus. These rights apply to all of the securities directly and indirectly issuable upon exercise of the warrant. We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrant, other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the warrant may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of common stock at a price below the warrant exercise price.

 Other Terms

In connection with this offering, the underwriters or certain of the securities dealers may distribute prospectuses electronically. No forms of prospectus other than printed prospectuses and electronically distributed prospectuses that are printable in Adobe PDF format will be used in connection with this offering.

We will apply to have our common stock approved for listing on the NASDAQ Capital Market under the symbol “CABN”.

The underwriter has informed us that it does not expect to confirm sales of shares offered by this prospectus to accounts over which they exercise discretionary authority without obtaining the specific approval of the account holder.

Stabilization

Until the distribution of the shares offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our securities. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Securities Exchange Act of 1934 that are intended to stabilize, maintain or otherwise affect the price of our common stock. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

•	Stabilizing transactions permit bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, so long as stabilizing bids do not exceed a specified maximum.

•
Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriter is obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market.

•
Covering transactions involve the purchase of securities in the open market after the distribution has been completed in order to cover short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. If the underwriters sell more shares of common stock than could be covered by the over-allotment option, creating a naked short position, the position can only be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in this offering.

•
Penalty bids permit the underwriters to reclaim a selling concession from a selected dealer when the shares of common stock originally sold by the selected dealer are purchased in a stabilizing or syndicate covering transaction.

These stabilizing transactions, covering transactions and penalty bids may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of our securities. As a result, the price of our securities may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our securities. These transactions may occur on the over the counter market or on any other trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Foreign Regulatory Restrictions on Purchase of the Shares

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the common stock under this prospectus is only made to persons to whom it is lawful to offer the common stock without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the common stock sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

China

The information in this document does not constitute a public offer of the common stock, whether by way of sale or subscription, in the People's Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The common stock may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area — Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that all offers of common stock will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities.

An offer to the public of common stock has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

(a) to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
(b)
to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);

(c)
to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining the prior consent of Carbon Sciences, Inc.  or any underwriter for any such offer; or

(d)
in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of common stock shall result in a requirement for the publication by Carbon Sciences, Inc. of a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The common stock have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the common stock have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D. 744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the common stock cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The common stock have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The common stock offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), or ISA, nor have such common stock been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the common stock being offered. Any resale in Israel, directly or indirectly, to the public of the common stock offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the common stock in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Societ|$$|Aga e la Borsa, “CONSOB” pursuant to the Italian securities legislation and, accordingly, no offering material relating to the common stock may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

•
to Italian qualified investors, as defined in Article 100 of Decree no.58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and

•	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the common stock or distribution of any offer document relating to the common stock in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

•
made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

•	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the common stock in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such common stock being declared null and void and in the liability of the entity transferring the common stock for any damages suffered by the investors.

Japan

The common stock have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the common stock may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires common stock may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of common stock is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The common stock have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the common stock have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of common stock in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the common stock be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of common stock in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the common stock may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of common stock will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA).

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the common stock have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor has Carbon Sciences, Inc. received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the common stock within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the common stock, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by Carbon Sciences, Inc.

No offer or invitation to subscribe for common stock is valid or permitted in the Dubai International Financial Centre.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the common stock. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the common stock may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the common stock has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to Carbon Sciences, Inc.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Indemnification

The underwriting agreement provides for indemnification between us and the underwriters against specified liabilities, including liabilities under the Securities Act, and for contribution by us and the underwriters to payments that may be required to be made with respect to those liabilities. We have been advised that, in the opinion of the SEC, indemnification for liabilities under the Securities Act is against public policy as expressed in the Securities Act, and is therefore, unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and special reports, and other information with the Securities and Exchange Commission. Copies of the reports and other information may be read and copied at the SEC’s Public Reference Room at 100 F Street NE, Washington, D.C. 20549. You can request copies of such documents by writing to the SEC and paying a fee for the copying cost. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

This prospectus is part of a registration statement on Form S-1 that we filed with the SEC. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules and regulations of the SEC. We have also filed exhibits and schedules with the registration statement that are excluded from this prospectus. For further information you may:

•	read a copy of the registration statement, including the exhibits and schedules, without charge at the SEC’s Public Reference Room; or
•	obtain a copy from the SEC upon payment of the fees prescribed by the SEC.

LEGAL MATTERS

The validity of the securities being offered by this prospectus has been passed upon for us by Sichenzia Ross Friedman Ference LLP, New York, New York. Blank Rome LLP is acting as counsel for the underwriter in this offering.

EXPERTS

The audited financial statements included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report(s) of HJ Associates & Consultants, LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

FINANCIAL STATEMENTS

CARBON SCIENCES, INC.
(A Development Stage Company)

Balance Sheets

	June 30, 2011	December 31, 2010
	(Unaudited)
ASSETS

CURRENT ASSETS
Cash	$165,886	$38,422
Prepaid expenses	22,742	7,563

TOTAL CURRENT ASSETS	188,628	45,985

PROPERTY & EQUIPMENT, at cost
Machinery & equipment	91,344	91,344
Computer equipment	31,046	28,716
Furniture & fixtures	1,459	1,459
	123,849	121,519
Less accumulated depreciation	(54,443)	(45,800)

NET PROPERTY AND EQUIPMENT	69,406	75,719

OTHER ASSETS
Patents	39,448	37,114

TOTAL ASSETS	$297,482	$158,818

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$60,233	$12,635
Accrued expenses	8,936	11,369
Accrued interest, notes payable	7,635	7,346
Note payable, investor	-	25,000

TOTAL CURRENT LIABILITIES	76,804	56,350

SHAREHOLDERS' EQUITY
Preferred Stock, $0.001 par value	-	-
Common Stock, $0.001 par value;
12,500,000 authorized common shares
5,920,229 and 5,120,229 shares issued and outstanding	5,920	5,120
Additional paid in capital	6,726,574	5,914,530
Accumulated deficit during the development stage	(6,511,816)	(5,817,182)

TOTAL SHAREHOLDERS' EQUITY	220,678	102,468

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$297,482	$158,818

CARBON SCIENCES, INC.
(A Development Stage Company)

Statements of Operations
(Unaudited)

					From Inception on
					August 25,2006
	Three Months Ended		Six Months Ended		through
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010	June 30, 2011

REVENUE	$-	$-	$-	$-	$-

OPERATING EXPENSES
General and administrative expenses	243,266	1,419,998	485,423	1,623,894	5,566,919
Research and development	115,312	30,204	200,045	77,604	903,548
Depreciation expense	4,641	3,687	8,643	8,589	75,240

TOTAL OPERATING EXPENSES	363,219	1,453,889	694,111	1,710,087	6,545,707

LOSS FROM OPERATIONS BEFORE OTHER INCOME/(EXPENSES)	(363,219)	(1,453,889)	(694,111)	(1,710,087)	(6,545,707)

OTHER INCOME/(EXPENSE)
Interest income	-	-	-	-	39,521
Gain on sale of asset	-	5,045	-	5,045	5,045
Penalties	(29)	-	(29)	-	(79)
Interest expense	(119)	(299)	(494)	(436)	(10,596)

TOTAL OTHER INCOME/(EXPENSES)	(148)	4,746	(523)	4,609	33,891

NET LOSS	$(363,367)	$(1,449,143)	$(694,634)	$(1,705,478)	$(6,511,816)

BASIC AND DILUTED LOSS PER SHARE	$(0.07)	$(0.32)	$(0.13)	$(0.38)

WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING
BASIC AND DILUTED	5,586,527	4,531,477	5,454,484	4,482,885

CARBON SCIENCES, INC.
(A Development Stage Company)

Statement of Shareholders' Equity/(Deficit)

						Deficit
						Accumulated
					Additional	during the
	Preferred Stock		Common Stock		Paid-in	Development
	Shares	Amount	Shares	Amount	Capital	Stage	Total

Balance at December 31, 2010	-	$-	5,120,229	$5,120	$5,914,530	$(5,817,182)	$102,468

Issuance of common stock for cash (unaudited)	-	-	800,000	800	799,200	-	800,000

Common stock compensation cost (unaudited)	-	-	-	-	12,844	-	12,844

Net Loss for the six months ended June 30, 2011 (unaudited)	-	-	-	-	-	(694,634)	(694,634)

Balance at June 30, 2011 (unaudited)	-	$-	5,920,229	$5,920	$6,726,574	$(6,511,816)	$220,678

CARBON SCIENCES, INC.
(A Development Stage Company)

Statements of Cash Flows
(Unaudited)

			From Inception on
			August 25,2006
	Six Months Ended		through
	June 30, 2011	June 30, 2010	June 30, 2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(694,634)	$(1,705,478)	$(6,511,816)
Adjustment to reconcile net loss to net cash
used in operating activities
Depreciation expense	8,643	8,589	75,240
Stock issuance for services	-	-	251,038
Stock compensation cost	12,844	1,230,000	1,242,844
Gain on sale of asset	-	(5,045)	(5,045)
Changes in Assets and Liabilities
(Increase) Decrease in:
Prepaid expenses	(15,179)	2,950	(22,742)
Increase (Decrease) in:
Accounts payable	47,598	(1,584)	60,233
Accrued expenses	(2,144)	(14,034)	16,571

NET CASH USED IN OPERATING ACTIVITIES	(642,872)	(484,602)	(4,893,677)

CASH FLOWS USED IN INVESTING ACTIVITIES:
Proceeds from sale of vehicle	-	24,500	24,500
Patent expenditures	(2,334)	(22,697)	(39,448)
Purchase of equipment	(2,330)	(6,955)	(164,101)

NET CASH USED IN INVESTING ACTIVITIES	(4,664)	(5,152)	(179,049)

CASH FLOWS IN FINANCING ACTIVITIES:
Advances from/(to) officer	-	-	113,000
Loans from investors	-	25,000	525,000
Repayment of advances and loans	(25,000)	-	(373,000)
Proceeds from subscriptions payable	-	-	362,775
Proceeds from issuance of common stock, net	800,000	256,000	4,610,837

NET CASH PROVIDED BY FINANCING ACTIVITIES	775,000	281,000	5,238,612

NET INCREASE/(DECREASE) IN CASH	127,464	(208,754)	165,886

CASH, BEGINNING OF PERIOD	38,422	270,562	-

CASH, END OF PERIOD	$165,886	$61,808	$165,886

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest paid	$206	$151	$3,093
Taxes paid	$800	$800	$3,200

SUPPLEMENTAL DISCLOSURES OF NON CASH ACTIVITIES
From inception on August 25, 2006 through June 30, 2011, the Company issued 69,737 shares of common stock for converted debt in the amount of $265,000, at fair value of $3.80 per share.

CARBON SCIENCES, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS-UNAUDITED
JUNE 30, 2011

1.	Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X.  Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all normal recurring adjustments considered necessary for a fair presentation have been included.  Operating results for the six month period ended June 30, 2011 are not necessarily indicative of the results that may be expected for the year ending December 31, 2011.  For further information refer to the financial statements and footnotes thereto included in the Company's Form 10-K for the year ended December 31, 2010.

Going Concern
The accompanying financial statements have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and liabilities and commitments in the normal course of business.  The accompanying financial statements do not reflect any adjustments that might result if the Company is unable to continue as a going concern.  The Company does not generate significant revenue, and has negative cash flows from operations, which raise substantial doubt about the Company’s ability to continue as a going concern.  The ability of the Company to continue as a going concern and appropriateness of using the going concern basis is dependent upon, among other things, additional cash infusion.  The Company has obtained funds from its shareholders since its inception , and believes this funding will continue, and is also actively seeking new investors.  Management believes the existing shareholders and the prospective new investors will provide the additional cash needed to meet the Company’s obligations as they become due, and will allow the development of its core of business.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Carbon Sciences, Inc. is presented to assist in understanding the Company’s financial statements. The financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Development Stage Activities and Operations
The Company is in its initial stages of formation and has insignificant revenues. A development stage activity is one in which all efforts are devoted substantially to establishing a new business and even if planned principal operations have commenced, revenues are insignificant.

Revenue Recognition
The Company will recognize revenue when services are performed, and at the time of shipment of products, provided that evidence of an arrangement exists, title and risk of loss have passed to the customer, fees are fixed or determinable, and collection of the related receivable is reasonably assured. To date, the Company has had no revenues and is in the development stage.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

CARBON SCIENCES, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS-UNAUDITED
JUNE 30, 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loss per Share Calculations
The Company adopted the accounting pronouncement for loss per share, which dictates the calculation of basic earnings per share and diluted earnings per share. Basic earnings per share are computed by dividing income available to common shareholders by the weighted-average number of common shares available. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. The Company’s diluted loss per share is the same as the basic loss per share for the period ended June 30, 2011 as the inclusion of any potential shares would have had an anti-dilutive effect due to the Company generating a loss.

Stock-Based Compensation

Share based payments applies to transactions in which an entity exchanges its equity instruments for goods or services, and also applies to liabilities an entity may incur for goods or services that are to follow a fair value of those equity instruments. We will be required to follow a fair value approach using an option-pricing model, such as the Black Scholes option valuation model, at the date of a stock option grant. The deferred compensation calculated under the fair value method would then be amortized over the respective vesting period of the stock option. The adoption of share based compensation has no material impact on our results of operations.

Reclassification
Selling and marketing expenses for the period ended June 30, 2010 were reclassified to general and administrative expenses since the Company is focusing more on research and development of its product.

Recently Issued Accounting Pronouncements

Management reviewed accounting pronouncements issued during the three months ended June 30, 2011, and no pronouncements were adopted during the period.

3.	CAPITAL STOCK

As of April 29, 2011, the Company authorized a one-for-forty (1:40) reverse split. All share amounts have been retroactively restated reflecting this reverse split.

During the six months ended June 30, 2011, the Company issued 800,000 shares of common stock at a price of $1.00 per share for cash of $800,000, with warrants attached with the option to purchase 3,200,000 shares of common stock over a period of five years. During the six months ended June 30, 2010, the Company issued 71,429 shares of common stock at a price of $1.40 per share for cash; 150,000 shares of common stock were issued at a price of $1.04 for cash.

4.	STOCK OPTIONS

As of June 30, 2011, the Board of Directors of the Company granted non-qualified stock options for 462,500 shares of common stock to its employees. Each Option shall be exercisable to the nearest whole share, in installments or otherwise, as the respective Option agreements may provide. Notwithstanding any other provisions of the Option agreement, each Option expires on the date specified in the Option agreement, which date shall not be later than the seventh (7th) anniversary from the grant date of the options. The stock options vested immediately, and are exercisable for a period of seven years from the date of grant at an exercise prices between $2.80 and $2.92 per share, the market value of the Company’s common stock on the date of grant.

CARBON SCIENCES, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS-UNAUDITED
JUNE 30, 2011

4.	STOCK OPTIONS AND WARRANTS (Continued)

6/30/2011
Risk free interest rate	.67% - 3.3%
Stock volatility factor	92.21% - 97.65%
Weighted average expected option life	2 - 7 years
Expected dividend yield	None

A summary of the Company’s stock option activity and related information follows:

	6/30/2011
		Weighted
	Number	average
	of	exercise
	Options	price
Outstanding, beginning of period	387,500	$2.92
Granted	75,000	2.80
Exercised	-	-
Expired	-	-
Outstanding, end of period	462,500	$2.90
Exercisable at the end of period	396,875	$2.60
Weighted average fair value of
options granted during the period		$2.80

Stock-based compensation expense recognized during the period is based on the value of the portion of stock-based payment awards that is ultimately expected to vest. Stock-based compensation expense recognized in the financial statements of operations during the period ended June 30, 2011, included compensation expense for the stock-based payment awards granted prior to, but not yet vested, as of June 30, 2011 based on the grant date fair value estimated, and compensation expense for the stock-based payment awards granted subsequent to June 30, 2011, based on the grant date fair value estimated. We account for forfeitures as they occur. The stock-based compensation expense recognized in the statement of income during the period ended June 30, 2011 and 2010 is $12,844 and $1,230,000, respectively.

Warrants
During the six months ended June 30, 2011, the Company issued 3,200,000 warrants to purchase 3,200,000 shares of common stock at a price of $1.00 per share through a private placement. At June 30, 2011, the Company had a total of 4,000,000 warrants to purchase 4,000,000 shares of common stock outstanding.

5.	SUBSEQUENT EVENTS

Management evaluated subsequent events as of the date of the financial statements pursuant to ASC TOPIC 855.

On July 11, 2011, the Board of Directors authorized the issuance of options to purchase 237,500 shares of common stock, which vest over a two year period and are exercisable at a price of $4.31 per share.

On July 22, 2011, the 4,000,000 warrant options outstanding were exercised for 3,333,338 shares of common stock through a cashless exercise.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Carbon Sciences, Inc.
(A Development Stage Company)
Santa Barbara, California

We have audited the accompanying balance sheets of Carbon Sciences, Inc. as of December 31, 2010 and 2009, and the related statements of operations, stockholders' equity, and cash flows for the years then ended, and from inception on August 25, 2006 through December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carbon Sciences, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, and from inception on August 25, 2006 through December 31, 2010, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company does not generate significant revenue, and has negative cash flows from operations.  This raises substantial doubt about the Company's ability to continue as a going concern.  Management's plans in regard to these matters are also described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ HJ Associates & Consultants, LLP

HJ Associates & Consultants, LLP
Salt Lake City, Utah
March 30, 2011

CARBON SCIENCES, INC.
(A Development Stage Company)
BALANCE SHEETS

	December 31, 2010	December 31, 2009

ASSETS

CURRENT ASSETS
Cash	$38,422	$270,562
Prepaid expenses	7,563	24,023

TOTAL CURRENT ASSETS	45,985	294,585

PROPERTY & EQUIPMENT, at cost
Machinery & equipment	91,344	71,498
Computer equipment	28,716	17,559
Furniture & fixtures	1,459	-
Mobile vehicle	-	40,252
	121,519	129,309
Less accumulated depreciation	(45,800)	(51,018)

NET PROPERTY AND EQUIPMENT	75,719	78,291

OTHER ASSETS
Patents	37,114	14,417

TOTAL ASSETS	$158,818	$387,293

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES
Accounts payable	$12,635	$4,046
Accrued expenses	11,369	27,762
Accrued interest, notes payable	7,346	6,434
Note payable, shareholder	25,000	-

TOTAL CURRENT LIABILITIES	56,350	38,242

SHAREHOLDER'S EQUITY
Common Stock, $0.001 par value;
500,000,000 authorized common shares
204,778,697 and 177,350,125 shares issued and outstanding	204,778	177,350
Additional paid in capital	5,714,872	3,686,300
Accumulated deficit during the development stage	(5,817,182)	(3,514,599)

TOTAL SHAREHOLDER'S EQUITY	102,468	349,051

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$158,818	$387,293

The accompanying notes are an integral part of these financial statements

CARBON SCIENCES, INC.
(A Development Stage Company)
STATEMENTS OF OPERATIONS

			From Inception on
			August 25,2006
	Year Ended		through
	December 31, 2010	December 31, 2009	December 31, 2010

REVENUE	$-	$-	$-

OPERATING EXPENSES
General and administrative expenses	2,098,449	1,013,007	5,081,496
Research and development	192,511	137,383	703,503
Depreciation expense	15,579	22,716	66,597

TOTAL OPERATING EXPENSES	2,306,539	1,173,106	5,851,596

LOSS FROM OPERATIONS BEFORE OTHER INCOME/(EXPENSES)	(2,306,539)	(1,173,106)	(5,851,596)

OTHER INCOME/(EXPENSE)
Interest income	-	-	39,521
Gain on sale of asset	5,045	-	5,045
Penalties	-	(50)	(50)
Interest expense	(1,089)	(7,402)	(10,102)

TOTAL OTHER INCOME/(EXPENSES)	3,956	(7,452)	34,414

NET LOSS	$(2,302,583)	$(1,180,558)	$(5,817,182)

BASIC AND DILUTED LOSS PER SHARE	$(0.01)	$(0.01)

WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING
BASIC AND DILUTED	187,329,773	156,509,428

The accompanying notes are an integral part of these financial statements

CARBON SCIENCES, INC.
(A Development Stage Company)
STATEMENTS OF SHAREHOLDER'S EQUITY

					Deficit
					Accumulated
			Additional	Stock	during the
	Common stock		Paid-in	Subscriptions	Development
	Shares	Amount	Capital	Payable	Stage	Total
Inception August 25, 2006	-	$-	$-	$-	$-	$-

Issuance of common stock for cash to founders in September 2006
(99,500,000 shares issued at $0.00025 for cash)	99,500,000	99,500	(74,625)	-	-	24,875

Issuance of common stock for cash in September 2006
(7,000,000 shares issued at $0.015 for cash)	7,000,000	7,000	98,000	-	-	105,000

Issuance of common stock for cash in October 2006
(21,000,000 shares issued at $0.015 for cash)	21,000,000	21,000	294,000	-	-	315,000

Issuance of common stock for cash in November 2006
(390,000 shares issued at $0.10 for cash)	390,000	390	38,610	-	-	39,000

Issuance of common stock for cash in December 2006
(555,000 shares issued at $0.10 for cash)	555,000	555	54,945	-	-	55,500

Net Loss from Inception through December 31, 2006					(413,641)	(413,641)
Balance at December 31, 2006	128,445,000	128,445	410,930	-	(413,641)	125,734

Issuance of common stock for cash in January 2007
(255,000 shares issued at $0.10 for cash)	255,000	255	25,245	-	-	25,500

Issuance of common stock for cash in March 2007
(2,900,000 shares issued at $0.10 for cash)	2,900,000	2,900	287,100	-	-	290,000

Issuance of common stock for cash in May 2007
(1,770,000 shares issued at $0.10 for cash)	1,770,000	1,770	175,230	-	-	177,000

Issuance of common stock for cash in May 2007
(1,450,000 shares issued at $0.10 for cash)	1,450,000	1,450	143,550	-	-	145,000

Issuance of common stock for cash in July 2007
(11,250,000 shares issued at $0.10 for cash)	11,250,000	11,250	1,113,750	-	-	1,125,000

Issuance of common stock for services in July 2007
(1,472,000 shares issued at $0.10 per share)	1,472,000	1,472	145,728	-	-	147,200

Issuance of common stock for services in September 2007
(500,000 shares issued at $0.15 per share)	500,000	500	74,500	-	-	75,000

Stock issuance cost	-	-	(265,200)	-	-	(265,200)

Issuance of common stock for cash in December 2007
(300,000 shares issued at $0.15 per share)	300,000	300	44,700	-	-	45,000

Net Loss for the year ended December 31, 2007	-	-	-	-	(878,679)	(878,679)
Balance at December 31, 2007	148,342,000	148,342	2,155,533	-	(1,292,320)	1,011,555

Stock subscriptions payable	-	-	-	62,000	-	62,000

Net Loss (unaudited)	-	-	-	-	(1,041,721)	(1,041,721)
Balance at December 31, 2008	148,342,000	148,342	2,155,533	62,000	(2,334,041)	31,834

Stock subscriptions payable	-	-	-	213,650	-	213,650

Issuance of common stock for services in April 2009
(172,500 shares issued at fair value for $0.10 per share)	172,500	172	17,078	-	-	17,250

Issuance of common stock for services in April 2009
(250,000 shares issued at fair value at $0.10 per share)	250,000	250	24,750	-	-	25,000

Issuance of common stock for cash in May 2009
(2.756,500 shares issued at $0.10 per share)	2,756,500	2,757	272,893	(275,650)	-	-

Issuance of common stock for cash in May 2009
(1,500,000 shares issued at $0.10 per share)	1,500,000	1,500	148,500	-	-	150,000

Issuance of common stock for services in May 2009
(1,000,000 shares issued at fair value at $0.10 per share)	1,000,000	1,000	99,000	-	-	100,000

Issuance of common stock for services in September 2009
(337,875 shares issued at fair value at $0.10 per share)	337,875	338	33,450	-	-	33,788

Issuance of common stock for conversion of debt in September 2009
(2,789,474 shares issued at fair value at $0.095 per share)	2,789,474	2,789	262,211	-	-	265,000

Issuance of common stock for cash in September 2009
(11,210,526 shares issued $0.0263146 per share)	11,210,526	11,211	283,789	-	-	295,000

Stock subscriptions payable	-	-	-	149,125	-	149,125

Stock issuance cost	-	-	(51,038)	-	-	(51,038)

Issuance of common stock for subscription payable
(1,491,250 shares issued $0.10 per share)	1,491,250	1,491	147,634	(149,125)	-	-

Issuance of common stock for cash in December 2009
(7,500,000 shares issued $0.04 per share)	7,500,000	7,500	292,500	-	-	300,000

Net Loss for the year ended December 31, 2009	-	-	-	-	(1,180,558)	(1,180,558)
Balance at December 31, 2009	177,350,125	177,350	3,686,300	-	(3,514,599)	349,051

Issuance of common stock for cash in April 2010
(2,857,143 shares issued $0.035 per share)	2,857,143	2,857	97,143	-	-	100,000

Issuance of common stock for cash in May 2010
(2,000,000 shares issued $0.026 per share)	2,000,000	2,000	50,000	-	-	52,000

Issuance of common stock for cash in June 2010
(4,000,000 shares issued $0.026 per share)	4,000,000	4,000	100,000	-	-	104,000

Stock compensation expense for stock options granted and fully vested	-	-	1,230,000	-	-	1,230,000

Issuance of common stock for cash in July 2010
(2,000,000 shares issued $0.035 per share)	2,000,000	2,000	68,000	-	-	70,000

Issuance of common stock for cash in August 2010
(8,571,429 shares issued $0.035 per share)	8,571,429	8,571	291,429	-	-	300,000

Issuance of common stock for cash in November 2010
(4,000,000 shares issued $0.025 per share)	4,000,000	4,000	96,000	-	-	100,000

Issuance of common stock for cash in December 2010
(4,000,000 shares issued $0.025 per share)	4,000,000	4,000	96,000	-	-	100,000

Net Loss for the year ended December 31, 2010	-	-	-	-	(2,302,583)	(2,302,583)

Balance at December 31, 2010	204,778,697	$204,778	$5,714,872	$-	$(5,817,182)	$102,468

The accompanying notes are an integral part of these financial statements

CARBON SCIENCES, INC.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS

			From Inception on
			August 25,2006
	Year Ended		through
	December 31, 2010	December 31, 2009	December 31, 2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,302,583)	$(1,180,558)	$(5,817,182)
Adjustment to reconcile net loss to net cash
used in operating activities
Depreciation expense	15,579	22,716	66,597
Stock issuance for services	-	176,038	251,038
Stock compensation cost	1,230,000	-	1,230,000
Gain on sale of asset	(5,045)		(5,045)
Changes in Assets and Liabilities
(Increase) Decrease in:
Other receivable	-	2,400	-
Prepaid expenses	16,460	(21,303)	(7,563)
Increase (Decrease) in:
Accounts payable	8,589	(30,760)	12,635
Accrued expenses	(15,481)	(9,356)	18,715

NET CASH USED IN OPERATING ACTIVITIES	(1,052,481)	(1,040,823)	(4,250,805)

CASH FLOWS USED IN INVESTING ACTIVITIES:
Proceeds from sale of vehicle	24,500	-	24,500
Patent expenditures	(22,697)	(5,644)	(37,114)
Purchase of equipment	(32,462)	-	(161,771)

NET CASH USED IN INVESTING ACTIVITIES	(30,659)	(5,644)	(174,385)

CASH FLOWS IN FINANCING ACTIVITIES:
Advances from/(to) officer	-	40,000	113,000
Loans from investors	25,000	290,000	525,000
Repayment of advances and loans	-	(115,000)	(348,000)
Proceeds from subscriptions payable	-	362,775	362,775
Proceeds from issuance of common stock,net	826,000	693,962	3,810,837

NET CASH PROVIDED BY FINANCING ACTIVITIES	851,000	1,271,737	4,463,612

NET INCREASE/(DECREASE) IN CASH	(232,140)	225,270	38,422

CASH, BEGINNING OF YEAR	270,562	45,292	-

CASH, END OF YEAR	$38,422	$270,562	$38,422

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest paid	$179	$968	$2,887
Taxes paid	$800	$800	$2,400

SUPPLEMENTAL DISCLOSURES OF NON-CASH TRANSACTIONS
During the year ended December 31, 2009, the Company issued 2,789,474 shares of common stock for converted debt in the amount of $265,000, at fair value of $0.095 per share.

The accompanying notes are an integral part of these financial statements

CARBON SCIENCES, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 and 2009

1.	ORGANIZATION AND LINE OF BUSINESS

Organizational History
The Company was incorporated in the State of Nevada on August 25, 2006, as Zingerang, Inc.  On April 2, 2007 the Company changed its name to Carbon Sciences, Inc.

Overview of Business
The Company was initially in the business of offering a real-time and interactive mobile communication services to businesses and consumers under the Zingerang trade name. The Company is now pursuing a new line of business.  The company is developing a technology to convert earth destroying carbon dioxide (CO2) into a useful form that will not contribute to green house gases.  This technology is based on a patent filed by the company and developed under the brand name, GreenCarbon™ Technology.  By eliminating harmful CO2 from human created sources, such as power plants and industrial factories, the technology will provide a partial solution to the problem of global warming.  GreenCarbon™ Technology is initially targeted at electrical power plants.  CO2 makes up nearly 80% of all greenhouse gases.  More than a quarter of that CO2 comes from electrical power plants.

Going Concern
The accompanying financial statements have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and liabilities, and commitments in the normal course of business.  The accompanying financial statements do not reflect any adjustments that might result if the Company is unable to continue as a going concern.  The Company does not generate significant revenue, and has negative cash flows from operations, which raise substantial doubt about the Company’s ability to continue as a going concern.  The ability of the Company to continue as a going concern and appropriateness of using the going concern basis is dependent upon, among other things, additional cash infusion.  As discussed in Note 3, the Company has obtained funds from its shareholders since it’s’ inception through December 31, 2010. Management believes this funding will continue, and is also actively seeking new investors.  Management believes the existing shareholders and the prospective new investors will provide the additional cash needed to meet the Company’s obligations as they become due, and will allow the development of its core of business.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Carbon Sciences, Inc. is presented to assist in understanding the Company’s financial statements. The financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Development Stage Activities and Operations
The Company has been in its initial stages of formation and for the year ended December 31, 2010, had no revenues. A development stage activity is one in which all efforts are devoted substantially to establishing a new business and even if planned principal operations have commenced, revenues are insignificant.

Revenue Recognition
The Company will recognize revenue when services are performed, and at the time of shipment of products, provided that evidence of an arrangement exists, title and risk of loss have passed to the customer, fees are fixed or determinable, and collection of the related receivable is reasonably assured. To date, the Company has had no revenues and is in the development stage.

CARBON SCIENCES, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 and 2009

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements.  Significant estimates made in preparing these financial statements include the estimate of useful lives of property and equipment, the deferred tax valuation allowance, and the fair value of stock options. Actual results could differ from those estimates.

Property and Equipment
Property and equipment are stated at cost, and are depreciated using the straight line method over its estimated useful lives:

Computer equipment	3 Years
Machinery & Equipment	7 Years
Mobile vehicle	5 Years

Depreciation expense as of December 31, 2010 and 2009 was $15,579 and $22,716 respectively.

Fair Value of Financial Instruments
Fair Value of Financial Instruments, requires disclosure of the fair value information, whether or not recognized in the balance sheet, where it is practicable to estimate that value. As of December 31, 2010 and 2009, the amounts reported for cash, prepaid expenses, accounts payable, and accrued expenses, approximate the fair value because of their short maturities.

Loss per Share Calculations
Loss per Share dictates the calculation of basic earnings per share and diluted earnings per share. Basic earnings per share are computed by dividing income available to common shareholders by the weighted-average number of common shares available. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. No shares for employee options or warrants were used in the calculation of the loss per share as they were all anti-dilutive. The Company’s diluted loss per share is the same as the basic loss per share for the years ended December 31, 2010 and 2009, as the inclusion of any potential shares would have had an anti-dilutive effect due to the Company generating a loss.

Income Taxes
The Company uses the liability method of accounting for income taxes.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards.  The measurement of deferred tax assets and liabilities is based on provisions of applicable tax law.  The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance based on the amount of tax benefits that, based on available evidence, is not expected to be realized.

CARBON SCIENCES, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 and 2009

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Research and Development
Research and development costs are expensed as incurred.  Total research and development costs were $192,511 and $137,383 for the years ended December 31, 2010 and 2009, respectively.

Advertising Costs
The Company expenses the cost of advertising and promotional materials when incurred.  Total advertising costs were $4,386 and $88,600 for the years ended December 31, 2010 and 2009, respectively.

Stock-Based Compensation
Share based payments applies to transactions in which an entity exchanges its equity instruments for goods or services, and also applies to liabilities an entity may incur for goods or services that are to follow a fair value of those equity instruments. We will be required to follow a fair value approach using an option-pricing model, such as the Black Scholes option valuation model, at the date of a stock option grant. The deferred compensation calculated under the fair value method would then be amortized over the respective vesting period of the stock option. The adoption of share based compensation has no material impact on our results of operations.

Recently Issued Accounting Pronouncements
Management reviewed accounting pronouncements issued during the three months ended December 31, 2010, and no pronouncements were adopted during the period.

3.	CAPITAL STOCK

During the year ended December 31, 2010, the Company issued 13,428,572 shares of common stock at a price of $0.035 per share for cash; 6,000,000 shares of common stock were issued at a price of $0.026 for cash; 8,000,000 shares of common stock issued at $0.25 per share for cash. During the year ended December 31, 2009, the Company issued 5,747,750 shares of common stock for cash at a price of $0.10 per share; 11,210,526 shares of common stock were issued for cash at a price of $0.026 per share; 1,760,375 shares of common stock were issued for services at a fair value of $176,038; 7,500,000 shares of common stock were issued for $300,000 in cash at a price of $0.04 per share; 2,789,474 shares of common stock were issued for conversion of debt at a fair value of $265,000.

4.	STOCK OPTIONS AND WARRANTS

On April 23, 2010, the Board of Directors of the Company granted non qualified stock options for 20,500,000 shares of common stock to its employees, agreements may provide. Notwithstanding any other provisions of the Option agreement, each Option expires on the date specified in the Option agreement, which date shall not be later than the seventh (7th) anniversary from the grant date of the options. The stock options vested immediately, and are exercisable for a period of seven years from the date of grant at an exercise price of $0.073 per share, the market value of the Company’s common stock on the date of grant.

12/31/2010
Risk free interest rate	3.30%
Stock volatility factor	1%
Weighted average expected option life	7 years
Expected dividend yield	None

CARBON SCIENCES, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 and 2009

4.	STOCK OPTIONS AND WARRANTS (Continued)

A summary of the Company’s stock option activity and related information follows:

	12/31/2010
		Weighted
	Number	average
	of	exercise
	Options	price
Outstanding, beginning of period	-	$-
Granted	20,500,000	0.073
Exercised	-	-
Expired	(5,000,000)	-
Outstanding, end of period	15,500,000	$0.073
Exercisable at the end of period	15,500,000	$0.073
Weighted average fair value of
options granted during the period		$0.073

The weighted average remaining contractual life of options outstanding as of December 31, 2010 was as follows:

Average
	Stock	Stock	Remaining
Exercisable	Options	Options	Contractual
Prices	Outstanding	Exercisable	Life (years)
$0.07	15,500,000	15,500,000	6.32

The stock-based compensation expense recognized in the statement of operations during the year ended December 31, 2010, related to the granting of these options is $1,230,000. During the year ended December 31, 2009, no options were granted.

Warrants
During the years ended December 31, 2010 and 2009, the Company granted 0 and 12,000,000 warrants for services, respectively, determined using the Black Scholes pricing model.

	2010	2009
Risk free interest rate	2.28% - 2.51%	2.28% - 2.51%
Stock volatility factor	1%	1%
Weighted average expected option life	5 years	5 years
Expected dividend yield	None	None

During the years ended December 31, 2010 and 2009, the Company issued warrants for services. A summary of the Company’s warrant activity and related information follows:

	Year End		Year End
	December 31, 2010		December 31, 2009
		Weighted		Weighted
		average		average
		exercise		exercise
	Options	price	Options	price
Outstanding -beginning of year	12,000,000	$0.31	-	$-
Granted	-	-	12,000,000	0.29
Exercised	-	-	-	-
Forfeited	-	-	-	-
Outstanding - end of year	12,000,000	$0.31	12,000,000	$0.29

CARBON SCIENCES, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 and 2009

4.	STOCK OPTIONS AND WARRANTS (Continued)

Warrants (Continued)
At December 31, 2010, the weighted average remaining contractual life of warrants outstanding:

			Weighted
			Average
			Remaining
Exercisable	Warrants	Warrants	Contractual
Prices	Outstanding	Exercisable	Life (years)
$0.18	10,100,000	10,100,000	4.50
$0.19	1,050,000	1,050,000	4.63
$0.16	650,000	650,000	4.81
$0.16	200,000	200,000	4.87
	12,000,000	12,000,000

Warrants with a fair value of $2,153,500 determined using the Black Scholes pricing model, was recognized in the statement of income for the year ended December 31, 2009. No warrants were granted during the year ended December 31, 2010.

5.	RENTAL LEASE

The Company extended its facility lease for a period of two years expiring on September 30, 2012. The base rent is $2,800 per month. The rent paid for the years ended December 31, 2010 and 2009 were $45,101 and $43,481.

6. INCOME TAXES

The Company files income tax returns in the U.S. Federal jurisdiction, and the state of California. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2008.

Deferred income taxes have been provided by temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. To the extent allowed by GAAP, we provide valuation allowances against the deferred tax assets for amounts when the realization is uncertain.Included in the balances at December 31, 2010 and 2009, are no tax positions for which the ultimate deductibility is highly certain, but for which there is uncertainty about the timing of such deductibility.  Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period.

The Company's policy is to recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. During the periods ended December 31, 2010 and 2009, the Company did not recognize interest and penalties.

CARBON SCIENCES, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 and 2009

7.	DEFERRED TAX BENEFIT

At December 31, 2010, the Company had net operating loss carry-forwards of approximately $4,513,700, which expire at dates that have not been determined. No tax benefit has been reported in the December 31, 2010 financial statements since the potential tax benefit is offset by a valuation allowance of the same amount.

A reconciliation of income tax expense that would result from applying the U.S. Federal and State rate of 40% to pretax income from continuing operations for the period ended December 31, 2010 and 2009, with federal income tax expense presented in the financial statements is as follows:

	2010	2009
Income tax benefit computed at U.S. Federal
statutory rate of 34%	$(921,033)	$(472,224)
State Income taxes, net of benefit of federal taxes	-	-
Depreciation	(9,805)	982
R&D	7,700	5,397
Accrued compensated absences	(5,566)	5,566
Other	1,562	586
Related party payable	(6,556)	(825)
Penalty	-	20
Loss on disposal of asset	(1,341)	-
Non deductible stock compensation	492,000	-

Valuation Allowance	443,039	460,498

Income tax expense	$-	$-

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible differences and operating loss and tax credit carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the difference between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

CARBON SCIENCES, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 and 2009

7.	DEFERRED TAX BENEFIT (Continued)

The items as of December 31, 2010 and 2009, which comprise a significant portion of deferred tax assets and liabilities are approximately as follows:
	2010	2009
Deferred tax assets:
NOL carryover	$1,761,769	$1,318,730
Contribution carryover	200	200
R & D credit carryover	60,859	41,608
Accrued compensated absences	-	5,566
Related party payable	4,618	825

Deferred tax liabilites:
Depreciation	(32,251)	(13,447)

Less Valuation Allowance	(1,795,195)	(1,353,482)

Net deferred tax asset	$-	$-

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry-forwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to use in future years.

8. RELATED PARTY TRANSACTION

On April 9, 2010, the Company signed a promissory note for funds received from an investor in the amount of $25,000 for operating expenses. The note bears interest at 5% per annum, and is due April 9, 2011.

9.	SUBSEQUENT EVENTS

Management evaluated subsequent events as of the date of the financial statements pursuant to ASC TOPIC 855.

On January 26, 2011, the Company issued 2,000,000 shares of common stock at a price of $0.025 per share for cash of $50,000, with warrants attached to purchase four (4) shares of common stock upon exercise.

During February 2011, the Company issued 6,000,000 shares of common stock at a price of $0.025 per share for cash of $150,000, with warrants attached to purchase four (4) shares of common stock upon exercise. Also, the Company signed an agreement with a consulting firm to provide laboratory services to support their development of a catalytic process to convert CO2 and methane to syngas.

During March 2011, the Company issued 8,000,000 shares of common stock at a price of $0.025 per share for cash of $200,000, with warrants attached to purchase four (4) shares of common stock upon exercise.

Shares
Common Stock

PROSPECTUS

Aegis Capital Corp

Until _______________all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table provides information regarding the various actual and anticipated expenses (other than placement agent fees) payable by us in connection with the issuance and distribution of the securities being registered hereby.  All amounts shown are estimates except the Securities and Exchange Commission registration fee.

Nature of Expense	Amount
SEC registration fee	$2,899
Accounting fees and expenses	20,000
Legal fees and expenses	225,000
Transfer agent’s fees and expenses	5,000
Printing and related fees	15,000
Miscellaneous	15,000
Total	$282,899

Item 14. Indemnification of Directors and Officers.

Nevada Revised Statutes (“NRS”) Sections 78.7502 and 78.751 provide us with the power to indemnify any of our directors and officers. The director or officer must have conducted himself/herself in good faith and reasonably believe that his/her conduct was in, or not opposed to our best interests. In a criminal action, the director, officer, employee or agent must not have had reasonable cause to believe his/her conduct was unlawful.

Under NRS Section 78.751, advances for expenses may be made by agreement if the director or officer affirms in writing that he/she believes he/she has met the standards and will personally repay the expenses if it is determined such officer or director did not meet the standards.

Our articles of incorporation include an indemnification provision under which we have the power to indemnify our directors, officers, employees and other agents of the Company to the fullest extent permitted by Nevada law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 15. Recent Sales of Unregistered Securities

The Company issued an aggregate of 131,413 shares of common stock at a purchase price of $4.00 per share for cash in the amount of $525,650, through a private placement offering which closed on April 8, 2009.

On September 28, 2009, we entered into a Stock Purchase Agreement with an accredited investor for the sale of 280,264 shares of common stock at a price of $1.05 per share for gross cash proceeds of $295,000.

On September 28, 2009, we entered into an Exchange of Notes for shares agreement, pursuant to which we agreed to issue 69,737 shares of common stock in exchange for the cancellation of promissory notes in the amount of $265,000.

Also, during the three months ended September 30, 2009, we sold 37,282 shares of common stock to accredited investors at a price of $4.00 per share for gross cash proceeds of $149,125.

On April 19, 2010, the Company issued 71,429 shares of common stock at a price of $1.4 for $100,000 cash.

In November 2010, we issued 100,000 units comprising of 100,000 shares and a warrant to purchase 400,000 shares of common stock of the Company for gross cash proceeds of $100,000.

In December 2010, we sold an aggregate of 100,000 units comprising of 100,000 shares and warrants to purchase 400,000 shares of common stock of the Company for net cash proceeds $100,000.

During the period ended March 31, 2011, we issued Units comprising of an aggregate of 400,000 shares of common stock and warrants to purchase 1,600,000 shares of our common stock at a price of $1.00 per Unit for aggregate gross cash proceeds of $400,000. The warrants were subsequently exercised on a cashless basis resulting in the issuance of 1,333,335 shares of common stock.

During the period ended June 30, 2011, we issued Units comprising an aggregate of 800,000 shares of common stock and warrants to purchase 3,200,000 shares of our common stock  at a price of $1.00 per Unit for aggregate gross cash proceeds  of $800,000. The warrants were subsequently exercised on a cashless basis resulting in the issuance of 1,333,335 shares of common stock.

During the period ended September 30, 2011, we  issued 341,000 shares of our common stock at a price of  $2.00 per share for aggregate gross cash proceeds of $682,000..

The Company relied on an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Act”), pursuant to Rule 506 of Regulation D and Section 4(2) of the Act in connection with the foregoing issuances.

All share amounts have been retroactively restated reflecting a one for forty (1:40) reverse split effected on May 9, 2011.

Item 16. Exhibits and Financial Statement Schedules

1.1	Form of Underwriting Agreement *

3.1
Articles of Incorporation of Carbon Sciences, Inc. filed with the Nevada Secretary of State on August 25, 2007. (Incorporated by reference to the Company’s Registration Statement on Form SB-2 filed on July 27, 2007).

3.2
Articles of Amendment of Articles of Incorporation of Carbon Sciences, Inc. filed with the Nevada Secretary of State on April 9, 2007 (Incorporated by reference to the Company’s Registration Statement on Form SB-2 filed on July 27, 2007).

3.3
Certificate of Amendment to Articles of Incorporation, filed with the Nevada Secretary of State on May 9, 2011 (Incorporated by reference to the Company’s Current Report on Form 8-K filed on May 16, 2011).

3.4
Certificate of Amendment to Articles of Incorporation, filed with the Nevada Secretary of State on August 1, 2011 (Incorporated by reference to the Company’s Current Report on Form 8-K filed on August 4, 2011).

3.5	Bylaws of Carbon Sciences, Inc. (Incorporated by reference to the Company’s Registration Statement on Form SB-2 filed on July 27, 2007).

4.1	Form of Underwriter’s Warrant.*

4.2	Form of Warrant issued in connection with Stock Purchase Agreement entered into between the Company and the Purchasers, signatory thereto.**

5.1	Opinion of Sichenzia Ross Friedman Ference LLP.*

10.1	Lease agreement with Ekwill Street, L.P. (as amended).**

10.2	Exclusive License Agreement between Carbon Sciences, Inc. and the University of Saskatchewan dated December 23, 2010.**

10.3	Consulting Agreement dated as of March 30, 2011 between Carbon Sciences, Inc. and Emerging Fuels, Technology, Inc.**

10.4	Form of Stock Purchase Agreement entered into between the Company and the Purchasers, signatory thereto.**

10.5	Stock Option Agreement between Carbon Sciences, Inc. and Byron Elton.**

10.6	Carbon Sciences, Inc. 2011 Equity Incentive Plan. **

10.7	Consulting Agreement between Carbon Sciences, Inc. and Howard Fong, dated January 1, 2011.**

14.1	Code of Ethics (Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 filed on March 26, 2008).

23.1	Consent of Independent Registered Public Accounting Firm.**

23.2	Consent of Sichenzia Ross Friedman Ference LLP (included in Exhibit 5.1).*

* To be filed by Amendment
**Filed herewith

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes to:

(1) File, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement.

(iii) Include any additional or changed material information on the plan of distribution.

(2) That, for the purpose of determining any liability under the Securities Act of 1933 to any purchaser, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Barbara, California, on November 7, 2011.

CARBON SCIENCES, INC.

By:	/s/ Byron Elton
Byron Elton
Chief Executive Officer, President, Acting Chief Financial Officer and Chairman of the Board

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned officers and directors of Carbon Sciences, Inc., hereby severally constitute and appoint Byron Elton, our true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, and in any and all capacities, to sign for us and in our names in the capacities indicated below any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Byron Elton	Chief Executive Officer, President, Acting Chief Financial Officer and Chairman of the Board	November 7, 2011
Byron Elton	(Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer )

/s/ Roland R. Bryan	Director	November 7, 2011
Roland R. Bryan

/s/ Daniel Nethercott	Director	November 7, 2011
Daniel Nethercott

EXHIBIT INDEX
1.1	Form of Underwriting Agreement.*

3.1
Articles of Incorporation of Carbon Sciences, Inc. filed with the Nevada Secretary of State on August 25, 2007. (Incorporated by reference to the Company’s Registration Statement on Form SB-2 filed on July 27, 2007).

3.2
Articles of Amendment of Articles of Incorporation of Carbon Sciences, Inc. filed with the Nevada Secretary of State on April 9, 2007 (Incorporated by reference to the Company’s Registration Statement on Form SB-2 filed on July 27, 2007).

3.3
Certificate of Amendment to Articles of Incorporation, filed with the Nevada Secretary of State on May 9, 2011 (Incorporated by reference to the Company’s Current Report on Form 8-K filed on May 16, 2011).

3.4
Certificate of Amendment to Articles of Incorporation, filed with the Nevada Secretary of State on August 1, 2011 (Incorporated by reference to the Company’s Current Report on Form 8-K filed on August 4, 2011).

3.5	Bylaws of Carbon Sciences, Inc. (Incorporated by reference to the Company’s Registration Statement on Form SB-2 filed on July 27, 2007).

4.1	Form of Underwriter’s Warrant.*

4.2	Form of Warrant issued in connection with Stock Purchase Agreement entered into between the Company and the Purchasers, signatory thereto.**

5.1	Opinion of Sichenzia Ross Friedman Ference LLP.*

10.1	Lease agreement with Ekwill Street, L.P. (as amended).**

10.2	Exclusive License Agreement between Carbon Sciences, Inc. and the University of Saskatchewan dated December 23, 2010.**

10.3	Consulting Agreement dated as of March 30, 2011 between Carbon Sciences, Inc. and Emerging Fuels, Technology, Inc.**

10.4	Form of Stock Purchase Agreement.**

10.5	Stock Option Agreement between Carbon Sciences, Inc. and Byron Elton.**

10.6	Carbon Sciences, Inc. 2011 Equity Incentive Plan. **

10.7	Consulting Agreement between Carbon Sciences, Inc. and Howard Fong, dated January 1, 2011.**

14.1	Code of Ethics (Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 filed on March 26, 2008)

23.1	Consent of Independent Registered Public Accounting Firm**

23.2	Consent of Sichenzia Ross Friedman Ference LLP (included in Exhibit 5.1)*

*To be filed by Amendment
**Filed herewith